Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	____	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information for the Six Months Ended June 30, 2012
2.	Earnings release 2Q12
3.	Minutes of Board of Directors
4.	Notice to shareholders

ITEM 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Individual and Consolidated Interim Financial Information for the Six Months Ended June 30, 2012

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial
Information for the Six Months Ended

June 30, 2012

Table of contents

Report on Review of Interim Financial Information	3- 4

Balance sheets	5 - 6

Income statements	7 - 8

Statements of comprehensive income	9

Statements of changes in equity	10 - 11

Statements of cash flows - Indirect method	12 - 13

Value added statements	14

Notes to the interim financial information	15 - 93

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), included in the Interim Financial Information Form (ITR), for the three months ended June 30, 2012, which comprises the balance sheet as of June 30, 2012 and the related statements of income and comprehensive income for the three and six months then ended and of changes in equity and of cash flows for the six months then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21, applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added, for the six months ended June 30, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Review of individual and consolidated interim financial information for the three months ended June 30, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and the amounts for the three and six months ended June 30, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, whose report, without qualification, was issued and dated on August 10, 2011. The information and the amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on February 15, 2012.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 1, 2012

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2012 and December 31, 2011

(In thousands of Reais)

		Parent		Consolidated
Assets	Note	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Current assets

Cash and cash equivalents	4	175,159	178,672	1,508,319	1,790,954
Financial investments	4	83,273	52,902	836,464	916,936
Trade receivables	5	-	-	2,184,325	2,026,417
Inventories	6	-	-	1,314,424	1,310,132
Recoverable taxes	7	41,309	48,706	406,457	470,511
Dividends receivable		112	73,526	-	-
Other receivables		919	1,971	21,673	20,323
Prepaid expenses	10	-	-	58,397	40,221
Total current assets		300,772	355,777	6,330,059	6,575,494

Non-current assets

Financial investments	4	-	-	125,232	74,437
Trade receivables	5	-	-	112,032	117,716
Related parties	8.a	770,083	779,531	10,858	10,144
Deferred income and social contribution taxes	9.a	68	690	501,766	510,135
Recoverable taxes	7	54,043	39,906	109,328	81,395
Escrow deposits		232	232	507,526	469,381
Other receivables		-	-	11,267	1,312
Prepaid expenses	10	-	-	66,298	69,198
		824,426	820,359	1,444,307	1,333,718

Investments
Subsidiaries	11.a	5,519,860	5,291,099	-	-
Associates	11.b	-	-	12,654	12,626
Other		-	-	2,843	2,793
Property, plant and equipment	12 ; 14.h	-	-	4,416,119	4,278,931
Intangible assets	13	246,163	246,163	1,650,458	1,539,177
	5,766,023	5,537,262	6,082,074	5,833,527

Total non-current assets	6,590,449	6,357,621	7,526,381	7,167,245

Total assets	6,891,221	6,713,398	13,856,440	13,742,739

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2012 and December 31, 2011

(In thousands of Reais)

		Parent		Consolidated

Liabilities	Note	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Current liabilities
Loans	14	-	-	1,715,170	1,300,326
Debentures	14.g	229,335	1,002,451	237,034	1,002,451
Finance leases	14.h	-	-	2,192	2,222
Trade payables	15	30	54	973,982	1,075,103
Salaries and related charges	16	139	128	191,070	268,345
Taxes payable	17	24	2,361	107,426	109,653
Dividends payable	20.g	5,996	156,076	12,450	163,802
Income and social contribution taxes payable		-	-	53,016	38,620
Post-employment benefits	24.b	-	-	13,282	13,282
Provision for assets retirement obligation	18	-	-	6,249	7,251
Provision for tax, civil and labor litigation	23.a	-	-	42,626	41,347
Other payables		1,413	214	32,739	55,643
Deferred revenue	19	-	-	18,988	19,731
Total current liabilities		236,937	1,161,284	3,406,224	4,097,776

Non-current liabilities

Loans	14	-	-	2,825,748	3,196,102
Debentures	14.g	793,712	-	806,163	19,102
Finance leases	14.h	-	-	41,772	41,431
Related parties	8.a	-	-	3,872	3,971
Deferred income and social contribution taxes	9.a	-	-	74,465	37,980
Provision for tax, civil and labor litigation	23.a	1,066	1,047	534,569	512,788
Post-employment benefits	24.b	-	-	106,215	96,751
Provision for assets retirement obligation	18	-	-	63,404	60,253
Other payables		-	-	99,553	90,625
Deferred revenue	19	-	-	8,553	8,724
Total non-current liabilities		794,778	1,047	4,564,314	4,067,727

Shareholders’ equity

Share capital	20.a	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c	10,275	9,780	10,275	9,780
Revaluation reserve	20.d	6,858	7,075	6,858	7,075
Profit reserves	20.e	1,837,667	1,837,667	1,837,667	1,837,667
Treasury shares	20.b	(119,928)	(118,234)	(119,928)	(118,234)
Retained earnings		422,733	-	422,733	-
Additional dividends to the minimum mandatory dividends	20.g	-	122,239	-	122,239
Valuation adjustments	2.c ; 20.f	31	193	31	193
Cumulative translation adjustments	2.q ; 20.f	5,097	(4,426)	5,097	(4,426)
Shareholders’ equity attributable to:
Shareholders of the Company		5,859,506	5,551,067	5,859,506	5,551,067
Non-controlling interests in subsidiaries		-	-	26,396	26,169
Total shareholders’ equity		5,859,506	5,551,067	5,885,902	5,577,236
Total liabilities and shareholders’ equity		6,891,221	6,713,398	13,856,440	13,742,739

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Periods ended June 30, 2012 and 2011

(In thousands of Reais, except earnings per share)

		Parent
		04/01/2012	01/01/2012	04/01/2011	01/01/2011
		to	to	to	to
	Note	06/30/2012	06/30/2012	06/30/2011	06/30/2011

Net revenue from sales and services	2.a ; 25	-	-	-	-
Cost of products and services sold	2.a ; 26	-	-	-	-

Gross profit		-	-	-	-

Operating income (expenses)
Selling and marketing	26	-	-	-	-
General and administrative	26	(1,895)	(4,967)	(2,976)	(5,681)
Income (loss) from disposal of assets	27	-	-	-	-
Other operating income, net		1,889	4,967	3,108	5,832

Operating income		(6)	-	132	151

Financial income	28	28,480	63,017	37,643	78,853
Financial expenses	28	(22,550)	(49,184)	(34,660)	(69,257)
Share of profit of subsidiaries and associates	11.a ; 11.b	228,624	413,426	210,522	399,154

Income before income and social contribution taxes		234,548	427,259	213,637	408,901

Income and social contribution taxes
Current	9.b	(2,011)	(4,069)	(1,069)	(3,334)
Deferred	9.b	3	(622)	16	32
Tax incentives	9.b ; 9.c	-	-	-	-
		(2,008)	(4,691)	(1,053)	(3,302)

Net income		232,540	422,568	212,584	405,599

Net income attributable to:
Shareholders of the Company		232,540	422,568	212,584	405,599
Non-controlling interests in subsidiaries		-	-	-	-

Earnings per common share (based on weighted average of shares outstanding) – R$	29
Basic		0.43	0.79	0.40	0.76
Diluted		0.44	0.79	0.40	0.76

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Period ended June 30, 2012 and 2011

(In thousands of Reais, except earnings per share)

		Consolidated
		04/01/2012	01/01/2012	04/01/2011	01/01/2011
		to	to	to	to
	Note	06/30/2012	06/30/2012	06/30/2011	06/30/2011

Net revenue from sales and services	2.a ; 25	13,048,231	25,449,601	12,187,491	22,993,565
Cost of products and services sold	2.a ; 26	(12,037,966)	(23,534,916)	(11,335,275)	(21,315,639)

Gross profit		1,010,265	1,914,685	852,216	1,677,926

Operating income (expenses)
Selling and marketing	26	(393,404)	(770,760)	(314,705)	(625,025)
General and administrative	26	(218,882)	(415,996)	(189,478)	(382,212)
Income (loss) from disposal of assets	27	(2,749)	(4,249)	3,354	6,093
Other operating income, net		13,523	23,060	12,520	21,101

Operating income		408,753	746,740	363,907	697,883

Financial income	28	54,552	120,861	79,720	165,354
Financial expenses	28	(139,451)	(268,631)	(149,850)	(301,859)
Share of profit of subsidiaries and associates	11.a ; 11.b	198	174	(175)	(49)

Income before income and social contribution taxes		324,052	599,144	293,602	561,329

Income and social contribution taxes
Current	9.b	(68,372)	(147,213)	(69,452)	(130,588)
Deferred	9.b	(29,726)	(43,272)	(15,918)	(36,260)
Tax incentives	9.b ; 9.c	8,060	16,776	6,471	14,404
		(90,038)	(173,709)	(78,899)	(152,444)

Net income		234,014	425,435	214,703	408,885

Net income attributable to:
Shareholders of the Company		232,540	422,568	212,584	405,599
Non-controlling interests in subsidiaries		1,474	2,867	2,119	3,286

Earnings per common share (based on weighted average of shares outstanding) – R$	29
Basic		0.43	0.79	0.40	0.76
Diluted		0.44	0.79	0.40	0.76

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

Periods ended June 30, 2012 and 2011

(In thousands of Reais)

		Parent
	Note	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011

Net income attributable to shareholders of the Company		232,540	422,568	212,584	405,599
Net income attributable to non-controlling interests in subsidiaries		-	-	-	-
				212,584	405,599
Net income		232,540	422,568

Valuation adjustments	2.c ; 20.f	21	(162)	809	3,137
Cumulative translation adjustments	2.q ; 20.f	9,706	9,523	(1,701)	(1,231)

Total comprehensive income		242,267	431,929	211,692	407,505
Total comprehensive income attributable to shareholders of the Company		242,267	431,929	211,692	407,505
Total comprehensive income attributable to non-controlling interests in subsidiaries		-	-	-	-

		Consolidated
	Note	04/01/2012 to 06/30/2012	01/01/2012 to 06/30/2012	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011

Net income attributable to shareholders of the Company		232,540	422,568	212,584	405,599
Net income attributable to non-controlling interests in subsidiaries		1,474	2,867	2,119	3,286
				214,703	408,885
Net income		234,014	425,435

Valuation adjustments	2.c ; 20.f	21	(162)	809	3,137
Cumulative translation adjustments	2.q ; 20.f	9,706	9,523	(1,701)	(1,231)

Total comprehensive income		243,741	434,796	213,811	410,791
Total comprehensive income attributable to shareholders of the Company		242,267	431,929	211,692	407,505
Total comprehensive income attributable to non-controlling interests in subsidiaries		1,474	2,867	2,119	3,286

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity - parent and consolidated

Periods ended June 30, 2012 and 2011

(In thousands of Reais)

					Profit reserves			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to owners of the parent	Non-controlling interests	Consolidated shareholders’ equity

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	-	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330	22,253	5,175,583
Realization of revaluation reserve	20.d	-	-	(280)	-	-	-	-	-	280	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(74)	-	-	(74)	-	(74)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	-	-	(107)	(107)
Approval of additional dividends by the Shareholders’ Meeting		-	-	-	-	-	-	-	-	-	-	(68,323)	(68,323)	-	(68,323)
Net income		-	-	-	-	-	-	-	-	405,599	-	-	405,599	3,286	408,885

Comprehensive income:
Valuation adjustments for financial instruments	2.c ; 20.f	-	-	-	-	-	-	3,137	-	-	-	-	3,137	-	3,137
Currency translation of foreign subsidiaries	2.q ; 20.f	-	-	-	-	-	-	-	(1,231)	-	-	-	(1,231)	-	(1,231)
Balance at June 30, 2011		3,696,773	7,688	7,310	180,854	-	1,333,066	734	(19,828)	405,805	(119,964)	-	5,492,438	25,432	5,517,870

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity - parent and consolidated

Periods ended June 30, 2012 and 2011

(In thousands of Reais)

					Profit reserves			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to owners of the parent	Non-controlling interests	Consolidated shareholders’ equity

Balance at December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067	26,169	5,577,236
Realization of revaluation reserve	20.d	-	-	(217)	-	-	-	-	-	217	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(52)	-	-	(52)	-	(52)
Deferred Stock Plan		-	495	-	-	-	-	-	-	-	(1,694)	-	(1,199)	-	(1,199)
Approval of additional dividends by the Shareholders’ Meeting		-	-	-	-	-	-	-	-	-	-	(122,239)	(122,239)	(2,640)	(124,879)
Net income		-	-	-	-	-	-	-	-	422,568	-	-	422,568	2,867	425,435

Comprehensive income:
Valuation adjustments for financial instruments	2.c ; 20.f	-	-	-	-	-	-	(162)	-	-	-	-	(162)	-	(162)
Currency translation of foreign subsidiaries	2.q ; 20.f	-	-	-	-	-	-	-	9,523	-	-	-	9,523	-	9,523
Balance at June 30, 2012		3,696,773	10,275	6,858	223,292	281,309	1,333,066	31	5,097	422,733	(119,928)	-	5,859,506	26,396	5,885,902

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Periods ended June 30, 2012 and 2011

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Cash flows from operating activities
Net income for the period		422,568	405,599	425,435	408,885
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries and associates	11	(413,426)	(399,154)	(174)	49
Depreciation and amortization		-	-	329,627	278,220
PIS and COFINS credits on depreciation		-	-	5,725	4,805
Assets retirement expenses	18	-	-	(828)	(1,235)
Interest, monetary and exchange variations		7,515	17,693	334,307	255,641
Deferred income and social contribution taxes	9.b	622	(32)	43,272	36,260
Income from disposal of assets	27	-	-	4,249	(6,093)
Others		-	-	507	4,262

Dividends received from subsidiaries		267,389	49,707	-	-

(Increase) decrease in current assets
Trade receivables	5	-	-	(157,479)	(95,334)
Inventories	6	-	-	(3,400)	(191,640)
Recoverable taxes	7	7,397	28,471	64,054	(13,905)
Other receivables		1,052	(445)	(1,350)	4,205
Prepaid expenses	10	-	-	(18,176)	(13,492)

Increase (decrease) in current liabilities
Trade payables	15	(24)	172	(101,121)	(129,775)
Salaries and related charges	16	11	18	(77,275)	(16,484)
Taxes payable	17	(2,337)	8,047	(2,227)	30,712
Income and social contribution taxes		-	-	69,069	8,236
Post-employment benefits	24.b	-	-	-	721
Provision for tax, civil and labor litigation	23.a	-	-	1,279	2,738
Other payables		-	-	(23,908)	(6,757)
Deferred revenue	19	-	-	(743)	3,555

(Increase) decrease in non-current assets
Trade receivables	5	-	-	5,684	(11,777)
Recoverable taxes	7	(14,137)	(40,094)	(27,933)	(42,361)
Escrow deposits		-	-	(38,145)	(36,458)
Other receivables		-	-	(9,955)	51
Prepaid expenses	10	-	-	2,900	(9,317)

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	9,464	(721)
Provision for tax, civil and labor litigation	23.a	19	95	21,781	46,501
Other payables		-	-	10,959	16,333
Deferred revenue	19	-	-	(171)	569

Income and social contribution taxes paid		-	(8,038)	(54,673)	(44,182)

Net cash provided by operating activities		276,649	62,039	810,754	482,212

The accompanying notes are an integral part of this interim financial information.
12

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Periods ended June 30, 2012 and 2011

(In thousands of Reais)

		Parent		Consolidated
	Note	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Cash flows from investing activities
Financial investments, net of redemptions		(30,371)	11,517	29,677	199,589
Acquisition of subsidiaries, net		-	-	-	(25,511)
Acquisition of property, plant and equipment	12	-	-	(360,929)	(324,717)
Increase in intangible assets	13	-	-	(241,441)	(148,730)
Capital contributions to subsidiaries		-	(320,000)	-	-
Capital reduction to subsidiaries		-	500,000	-	-
Proceeds from disposal of assets	27	-	-	24,246	38,693

Net cash provided by (used in) investing activities		(30,371)	191,517	(548,447)	(260,676)

Cash flows from financing activities
Loans and debentures
Borrowings	14	793,485	-	1,581,067	621,797
Repayments	14	(800,000)	(200,000)	(1,637,003)	(766,486)
Interest paid	14	(25,108)	(8,038)	(209,701)	(112,664)
Payment of financial lease	14.h	-	-	(2,309)	(4,305)
Dividends paid		(272,319)	(250,910)	(276,424)	(250,976)
Acquisition of non-controlling interests		-	-	-	(3)
Related parties		54,151	51,033	(813)	-

Net cash used in financing activities		(249,791)	(407,915)	(545,183)	(512,637)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	241	(393)

Decrease in cash and cash equivalents		(3,513)	(154,359)	(282,635)	(291,494)

Cash and cash equivalents at the beginning of the period	4	178,672	407,704	1,790,954	2,642,418

Cash and cash equivalents at the end of the period	4	175,159	253,345	1,508,319	2,350,924

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Value added statements

Periods ended June 30, 2012 and 2011

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	06/30/2012%		06/30/2011%		06/30/2012%		06/30/2011%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		26,157,986		23,703,429
Rebates, discounts and returns	25	-		-		(121,856)		(93,463)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(2,380)		3,383
Income from disposal of assets	27	-		-		(4,249)		6,093
		-		-		26,029,501		23,619,442

Materials purchased from third parties
Raw materials used		-		-		(1,320,172)		(1,057,292)
Cost of goods, products and services sold		-		-		(22,124,860)		(20,223,973)
Third-party materials, energy, services and others		(2,596)		(3,647)		(718,255)		(620,657)
Reversal of impairment losses		4,987		5,832		2,615		5,114
		2,391		2,185		(24,160,672)		(21,896,808)

Gross value added		2,391		2,185		1,868,829		1,722,634
Deductions
Depreciation and amortization		-		-		(335,352)		(283,025)

Net value added by the Company		2,391		2,185		1,533,477		1,439,609

Value added received in transfer
Share of profit of subsidiaries and associates	11.a ; 11.b	413,426		399,154		174		(49)
Rents and royalties	25	-		-		30,685		29,817
Financial income	28	63,017		78,853		120,861		165,354
		476,443		478,007		151,720		195,122

Total value added available for distribution		478,834		480,192		1,685,197		1,634,731

Distribution of value added
Labor and benefits		2,000	1	1,714	1	522,656	31	474,403	29
Taxes, fees and contributions		1,853	-	255	-	433,264	26	430,013	26
Financial expenses and rents		52,413	11	72,624	15	303,842	18	321,430	20
Retained earnings		422,568	88	405,599	84	425,435	25	408,885	25
Value added distributed		478,834	100	480,192	100	1,685,197	100	1,634,731	100

The accompanying notes are an integral part of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

1.         Operations

Ultrapar Participações S.A. (“Company”), is a publicly-held company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil.

The Company invests its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.         Summary of significant accounting policies

The accounting policies adopted by the Company and its subsidiaries are in accordance with the statements, interpretations and guidelines issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) in the process of convergence with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated interim financial information was prepared in accordance with technical pronouncement CPC 21 and International Accounting Standards (“IAS”) 34 - Interim Financial Reporting issued by the IASB, and presented in accordance with the standards issued by the CVM.

The Company’s individual interim financial information was prepared in accordance with CPC 21 and presented in accordance with the standards issued by the CVM.

The Company’s individual and consolidated interim financial information are presented in Brazilian Reais, which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these individual and consolidated interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

a.	Recognition of income

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries are recorded in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded in income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•
Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s income. Such hedging instruments and the hedged items are measured at fair value.

•
Hedge accounting: derivative financial instrument used to hedge exposure to a specific risk associated with a recognized asset or liability, which may affect the entity’s income. In the initial designation of the hedge, the relationship between the hedging instruments and the hedged items are documented, including the objectives of risk management, the strategy in the conduction of the transaction and the methods to be used to evaluate its effectiveness.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade receivables

Trade receivables are recorded at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of trade receivables (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is calculated using the weighted average cost and includes the cost of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices of the last month of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is made. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company’s specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent company. Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for the equity method of accounting (see Note 11).

In the consolidated interim financial information the investments in joint control entities are consolidated proportionally by the Company (see Note 3). The other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, which is annually revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

h.	Leases

•           Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets are stated at fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Note 12 and 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and the effective interest rate method (see Note 14.h).

•           Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as of January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

• Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recorded when incurred and amortized using the straight-line method according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their economic life, which is annually revised.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.t).

k.	Current and non-current liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments.

Current and non-current liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial information. When applicable, the current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to income over its term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

l.	Income and social contribution taxes

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on the current rates of income and social contribution taxes, including the value of tax incentives. Taxes are recognized based on the rates of income tax and social contribution on net income provided for by the laws enacted on the last day of the interim financial information. For further details about recognition and realization of income and social contribution on net income taxes, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recorded as a liability when tanks are installed. The estimated cost is also recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). A rise in estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is revised periodically.

n.	Tax, civil and labor provisions

A provision for tax, civil and labor is created for quantifiable risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 23).

o.	Actuarial obligation for post-employment benefits

Actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in income.

p.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are converted at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

q.	Basis for translation of interim financial information of foreign subsidiaries

Assets and liabilities of the subsidiaries Oxiteno Mexico S.A. de C.V. (“Oxiteno Mexico”) and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A. (“Oxiteno Andina”), located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate valid on the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of June 30, 2012 was R$ 5,097 of exchange rate gain (R$ 4,426 loss as of December 31, 2011).

According to IAS 29, since 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the interim financial information of Oxiteno Andina was adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized as income as of June 30, 2012 amounted to R$ 2,036 (R$ 857 loss as of June 30, 2011).

r.	Use of estimates, assumptions and judgments

The preparation of interim financial information requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Thereunto, the Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipment (Note 12), the economic life of intangible assets and impairment of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23) and estimates for the preparation of actuarial reports (Note 24). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

s.	Impairment of assets

The Company reviews, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company estimates the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, the Company considers the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets.

Losses for impairment of assets are recognized in income. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the loss of value had not been recognized.

No impairment was recorded in the periods presented.

t.	Adjustment to present value

The Company’s subsidiaries booked an adjustment to present value of Tax on Goods and Services (“ICMS”) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the interim financial information, the time value of the recovery of ICMS credits.

The Company and its subsidiaries reviewed all items classified as non-current and, where relevant, current assets and liabilities and did not identify a need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

u.	Value added statements

The Company and its subsidiaries prepare the individual and consolidated value added statements according to CPC 09 - Value Added Statement, as an integral part of interim financial information as applicable to public companies, and as supplemental information for IFRS, that do not require their presentation.

v.	New pronouncements not yet adopted

Certain standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the period ended June 30, 2012, which are:

•	IFRS 9 – Financial Instruments’ classification and measurement
•	Amendments to IAS 32 – Financial Instruments: Presentation
•	Amendments to IAS 19 – Employee Benefits
•	Consolidated Financial Statements – IFRS 10 and transition guidance
•	Joint Arrangements – IFRS 11 and transition guidance
•	Disclosure of Interests in Other Entities– IFRS 12 and transition guidance
•	Fair Value Measurement – IFRS 13
•	Amendments to IAS 1 – Presentation of Financial Statements
•	Amendments to IFRS 7 – Financial instruments: Disclosures
•	Amendments to IAS 27 – Separate Financial Statements
•	Amendments to IAS 28 – Investments in Associates and Joint Ventures

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.
The Company and its subsidiaries have not estimated the impact of these new standards on their interim financial information.

w.	Authorization for issuance of the interim financial information

On August 1st, 2012, the Company’s Board of Directors authorized the issuance of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

3.         Principles of consolidation and investments in subsidiaries

The consolidated interim financial information was prepared following the basic principles of consolidation established by the CPC 36 (R2) and IAS 27. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented as part of consolidated shareholders’ equity and net income.

The consolidated interim financial information include the following direct and indirect subsidiaries:

		% interest in the share
		06/30/2012		12/31/2011
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	-	100	-	-
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
T.T.S.S.P.E.Empreendimentos e Participações S.A.	Brazil	-	100	-	-
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Distribuidora de Gás LP Azul S.A.	Brazil	-	100	-	100
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)
The Company maintains a shared equity interest in these companies, whose bylaws establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by CPC 19 (R1) and IAS 31. RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The subsidiary Oxiteno Shanghai Trading LTD. was formed in May 2012 and is engaged in commercial representation.

The T.T.S.S.P.E was formed in June 2012 to segregate part of the activity of production and sale of catalysts for disposal.

a) Business combination – acquisition of Repsol Gás Brasil S.A. (“Repsol”)

On October 20, 2011, the Company, through its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”), acquired a 100% equity interest in Repsol. The total acquisition amount was R$ 49,822. This acquisition strengthens Ultragaz’s bulk LPG business, providing economies of scale in logistics and management, and a better position for growth in the bulk segment in the Southeast. After the acquisition, its name was changed to Distribuidora de Gás LP Azul S.A.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 13,403. The value added for assets acquired, which was determined by an independent appraiser and has a value of R$ 16,555 based on its report, reflects the difference between the market value and the book value of such assets. The table below summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	2,151	Trade payables	3,838
Trade receivables	2,875	Salaries and related charges	1,521
Inventories	995	Other	67
Prepaid expenses	1,596		5,426
Recoverable taxes	1,092
Other	360
	9,069

Non-current assets
Property, plant and equipment	22,026	Non-current liabilities
Intangible assets	11,625	Provision for tax, civil and labor litigation	1,140
Other	265
Goodwill	13,403
	47,319	Total liabilities assumed	6,566

Total assets acquired and goodwill	56,388	Consolidation	49,822

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b) Acquisition in progress

As mentioned in the “market announcement” published on May, 28, 2012, the Company, through Oxiteno, signed a sale and purchase agreement for the acquisition of 100% of the shares of American Chemical I.C.S.A., a Uruguayan specialty chemicals company. The closing of this acquisition is subject to the compliance with certain conditions precedent which had not been met until the disclosure of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
 (In thousands of Reais, unless otherwise stated)

4.	Financial assets

Financial assets, excluding cash and bank deposits, are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in debentures and in investments funds, whose portfolio comprised exclusively of short-term Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Cash and bank deposits
In local currency	86	71	23,953	78,077
In foreign currency	-	-	21,578	29,523

Financial investments
In local currency
Fixed-income securities and funds	175,073	178,601	1,462,788	1,668,178
In foreign currency
Fixed-income securities and funds	-	-	-	15,176

Total cash and cash equivalents	175,159	178,672	1,508,319	1,790,954

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash or cash equivalents are considered financial investments.

	Parent		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Financial investments
In local currency
Fixed-income securities and funds	83,273	52,902	478,506	638,879

In foreign currency
Fixed-income securities and funds	-	-	324,913	259,091

Currency and interest rate hedging instruments (a)	-	-	158,277	93,403

Total financial investments	83,273	52,902	961,696	991,373

Current	83,273	52,902	836,464	916,936

Non-current	-	-	125,232	74,437

(a) Accumulated gains, net of income tax (see Note 22).

The financial assets of the Company and its subsidiaries were classified in Note 22, according to their characteristics and intention of the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

5.	Trade receivables (Consolidated)

	06/30/2012	12/31/2011

Domestic customers	2,033,353	1,885,901
Reseller financing - Ipiranga	230,081	239,588
Foreign customers	155,070	135,098
(-) Allowance for doubtful accounts	(122,147)	(116,454)

Total cash and cash equivalents	2,296,357	2,144,133

Current	2,184,325	2,026,417

Non-current	112,032	117,716

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross, is as follows:

	Total	Current	Past due less than 30 days	Past due 31-60 days	Past due 61-90 days	Past due 91-180 days	Past due more than 180 days

June 30, 2012	2,418,504	2,158,919	61,146	10,909	10,995	21,447	155,088

December 31, 2011	2,260,587	1,994,399	80,635	18,088	5,788	14,944	146,733

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2011	116,454
Additions	9,028
Write-offs	(3,335)
Balance as of June 30, 2012	122,147

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

6.	Inventories (Consolidated)

	06/30/2012			12/31/2011
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	259,892	(8,488)	251,404	272,377	(14,605)	257,772
Work in process	1,695	-	1,695	2,841	-	2,841
Raw materials	213,519	(452)	213,067	197,982	(114)	197,868
Liquefied petroleum gas (LPG)	32,713	-	32,713	41,147	-	41,147
Fuels, lubricants and greases	672,948	(645)	672,303	633,035	(710)	632,325
Consumable materials and bottles for resale	59,517	(1,515)	58,002	58,126	(1,696)	56,430
Advances to suppliers	57,480	-	57,480	89,103	-	89,103
Properties for resale	27,760	-	27,760	32,646	-	32,646
	1,325,524	(11,100)	1,314,424	1,327,257	(17,125)	1,310,132

Movements in the provision for losses are as follows:

Balance as of December 31, 2011	17,125
Recoveries of net realizable value adjustment	(6,117)
Additions of obsolescence and other losses	92
Balance as of June 30, 2012	11,100

The breakdown of provisions for losses related to inventories is shown in the table below:

	06/30/2012	12/31/2011
Net realizable value adjustment	7,434	13,551
Obsolescence and other losses	3,666	3,574
Total	11,100	17,125

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credit balances of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

IRPJ and CSLL	95,352	88,591	173,882	177,244
ICMS	-	-	176,409	178,202
Provision for ICMS losses (*)	-	-	(58,660)	(41,146)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.t)	-	-	(1,040)	(3,007)
PIS and COFINS	-	21	185,849	211,332
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	-	-	25,951	19,513
IPI	-	-	4,458	3,552
Other	-	-	8,936	6,216

Total	95,352	88,612	515,785	551,906

Current	41,309	48,706	406,457	470,511

Non-current	54,043	39,906	109,328	81,395

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries believe to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of December 31, 2011	41,146
Additions	18,328
Write-offs	(814)
Balance as of June 30, 2012	58,660

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a.  Related parties

	Parent
	Assets			Financial income
	Loans	Debentures	Total

Ipiranga Produtos de Petróleo S.A.	-	770,083	770,083	52,591
Total as of June 30, 2012	-	770,083	770,083	52,591
Total as of December 31, 2011	3,822	775,709	779,531
Total as of June 30, 2011
				62,783

In March 2009, Ipiranga made its second debentures offering (the first private offering) in a single series of 108 debentures at each face value of R$ 10,000,000.00, nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

	Consolidated
	Loans		Commercial transactions
	Assets	Liabilities	Receivable1	Payable1

Braskem S.A. (*)	-	-	-	6,459
Copagaz Distribuidora de Gas Ltda.	-	-	513	-
Liquigás Distribuidora S.A.	-	-	556	-
Oxicap Indústria de Gases Ltda.	10,368	-	-	648
Petróleo Brasileiro S.A. – Petrobras (*)	-	-	-	408,322
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Braskem Qpar S.A. (*)	-	-	-	4,984
Refinaria de Petróleo Riograndense S.A. (**)	-	-	-	410
Other	490	826	324	-
Total as of June 30, 2012	10,858	3,872	1,393	420,823
Total as of December 31, 2011	10,144	3,971	937	409,985

1 Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Commercial transactions
	Sales	Purchases

Braskem S.A. (*)	13,772	444,097
Copagaz Distribuidora de Gas Ltda.	2,200	-
Liquigás Distribuidora S.A.	2,694	-
Oxicap Indústria de Gases Ltda.	3	6,420
Petróleo Brasileiro S.A. – Petrobras (*)	9,594	17,650,932
Braskem Qpar S.A. (*)	1,849	90,703
Refinaria de Petróleo Riograndense S.A. (**)	-	11,617
Others	1,291	-
Total as of June 30, 2012	31,403	18,203,769
Total as of June 30, 2011	27,232	14,502,402

(*)	See Note 15 for further information on the relationship of these suppliers with the Company and its subsidiaries.
(**)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.j). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b. Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefits; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post employment benefits in Note 24.b). In addition, in 2011 the Company had a long-term variable compensation plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives, which provided the payment in 2012 to Ultrapar’executive officers relating to the Company’s shares’ performance between 2006 and 2011, reflecting the goal of at least doubling the value of the Company’s share within 5 years.

As of June 30, 2012, the Company and its subsidiaries recorded expenses for compensation of its management (Company’s directors and executive officers) in the amount of R$ 15,100 (R$ 13,293 as of June 30, 2011). Out of this total, R$ 12,886 relates to short-term compensation (R$ 11,080 as of June 30, 2011), R$ 1,616 to stock compensation (R$ 1,616 as of June 30, 2011) and R$ 598 (R$ 597 as of June 30, 2011) to post-employment benefits. In addition to the above amounts, the Company accrued, as of June 30, 2011, R$ 18,206 related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c. Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares held as treasury stock and the ownership of these shares is retained by Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the company during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of June 30, 2012, the amount granted to the company’s executives, including tax charges, totaled R$ 42,933 (R$ 44,436 as of December 31, 2011). This amount is amortized over the vesting period of Deferred Stock Plan. The amortization for the period ended on June 30, 2012 in the amount of R$ 2,549 (R$ 3,004 as of June 30, 2011) was recorded as a general and administrative expense. The values of the awards were determined on the granting date based on the market value of these shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

The chart below summarizes shares provided to Ultrapar’s and its subsidiaries management:

Granting date	Number of shares granted	Vesting period	Market price of shares on the granting date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

December 14, 2011	120,000	5 to 7 years	31.85	5,272	(522)	4,750
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(2,719)	6,883
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(3,139)	4,016
October 8, 2008	576,000	5 to 7 years	9.99	8,090	(5,208)	2,882
December 12, 2007	160,000	5 to 7 years	16.17	3,570	(2,779)	791
November 9, 2006	207,200	10 years	11.62	3,322	(1,883)	1,439
December 14, 2005	93,600	10 years	8.21	1,060	(698)	362
October 4, 2004	167,900	10 years	10.20	2,361	(1,830)	531
December 18, 2003	239,200	10 years	7.58	2,501	(2,147)	354
	2,073,900			42,933	(20,925)	22,008

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.   Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income and social contribution taxes are recorded under the following main categories:

	Parent		Consolidated
	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	26,292	22,645
Provisions for tax, civil and labor litigation	68	690	107,197	105,160
Provision for post-employment benefit (see Note 24.b)	-	-	34,396	31,594
Provision for differences between cash and accrual basis	-	-	29,127	2,500
Provision for goodwill paid on investments (see Note 13)	-	-	177,669	220,668
Provision for assets retirement obligation	-	-	13,596	13,067
Other provisions	-	-	59,570	61,494
Tax losses and negative basis for social contribution to offset (d)	-	-	53,919	53,007

Total	68	690	501,766	510,135

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	3,272	3,379
Lease	-	-	6,525	6,644
Provision for adjustments between cash and accrual basis	-	-	56,644	22,071
Provision for negative goodwill	-	-	810	810
Temporary differences of foreign subsidiaries	-	-	2,745	871
Other provisions	-	-	4,469	4,205

Total	-	-	74,465	37,980

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	Parent	Consolidated

Up to 1 year	-	160,645
From 1 to 2 years	33	121,816
From 2 to 3 years	-	52,880
From 3 to 5 years	35	57,127
From 5 to 7 years	-	70,730
From 7 to 10 years	-	38,568

	68	501,766

b.   Reconciliation of income and social contribution taxes

Income and social contribution taxes are reconciled to the full tax rates as follows:

	Parent		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Income before taxes and share of profit of subsidiaries and associates	13,833	9,747	598,970	561,378
Official tax rates - %	34	34	34	34
Income and social contribution taxes at the official tax rates	(4,703)	(3,314)	(203,650)	(190,868)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	-	(1,091)	12,854
Adjustment to estimated income	-	-	16,304	11,772
Other adjustments	12	12	(2,048)	(606)
Income and social contribution taxes before tax incentives	(4,691)	(3,302)	(190,485)	(166,848)

Tax incentives - SUDENE	-	-	16,776	14,404
Income and social contribution taxes in the income statement	(4,691)	(3,302)	(173,709)	(152,444)

Current	(4,069)	(3,334)	(147,213)	(130,588)
Deferred	(622)	32	(43,272)	(36,260)
Tax incentives - SUDENE	-	-	16,776	14,404

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.  Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for income tax reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base	75	2012
	Mataripe base	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2020

The subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) has requests under analysis relating to its Camaçari plant, which, once approved, would represent a reduction of 100% of its income tax retroactively to January 1, 2012.

d.  Income and social contribution taxes carryforwards

The Company and its subsidiaries have net operating loss carryforwards (income tax) amounting to R$ 160,486 (R$ 158,437 as of December 31, 2011) and negative basis of CSLL of R$ 153,303 (R$ 148,861 as of December 31, 2011), whose compensations are limited to 30% of taxable income, without expiration dates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	06/30/2012	12/31/2011

Rents	53,217	49,937
Deferred Stock Plan, net (see Note 8.c)	17,804	21,066
Software maintenance	13,835	16,233
Insurance premiums	8,566	10,149
Advertising and publicity	20,540	3,589
Purchases of meal and transportation tickets	4,343	4,670
Taxes and other prepaid expenses	6,390	3,775

	124,695	109,419

Current	58,397	40,221

Non-current	66,298	69,198

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

11.	Investments

a.  Subsidiaries (Parent company)

	June 30, 2012

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	824,171	3,002,438	8,478,465	202,759
Liabilities	3,741	715,906	6,084,120	147,058
Shareholders’ equity adjusted for intercompany unrealized profits - R$	820,430	2,286,590	2,394,345	55,701
Net revenue from sales and services	-	445,233	21,987,271	60,703
Net income after adjustment for unrealized profits - R$	39,547	70,299	301,558	6,089

	December 31, 2011

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	810,547	2,927,945	7,773,605	198,991
Liabilities	29,664	721,148	5,489,165	142,058
Shareholders’ equity adjusted for intercompany unrealized profits - R$	780,883	2,206,872	2,284,440	56,933

	June 30, 2011

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Net revenue from sales and services	-	372,658	21,750,560	158,000
Net income after adjustment for unrealized profits - R$	34,479	73,627	290,130	2,436

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Investments		Share of profit of subsidiaries
	06/30/2012	12/31/2011	06/30/2012	06/30/2011

Ipiranga Produtos de Petróleo S.A.	2,394,345	2,284,440	301,558	290,130
Oxiteno S.A. Indústria e Comércio	2,286,590	2,206,872	70,299	73,627
Ultracargo – Operações Logísticas e Participações Ltda.	820,430	780,883	39,547	34,479
Refinaria de Petróleo Riograndense S.A.	18,495	18,904	2,022	918
	5,519,860	5,291,099	413,426	399,154

The table below summarizes the 33% interest in RPR attributed to the Company:

	06/30/2012	12/31/2011

Current assets	35,716	37,385
Non-current assets	31,608	28,688

Current liabilities	17,998	11,850
Non-current liabilities	30,831	35,319
Shareholders’ equity	18,495	18,904

	06/30/2012	06/30/2011

Net revenue from sales and services	20,156	52,462
Costs and operating expenses	(16,958)	(50,762)
Operating income	3,198	1,700
Net financial income and income and social contribution taxes	(1,176)	(613)
Net income	2,022	1,087

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.   Associates (Consolidated)

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.

				Total

Movements in investments:

Balance as of December 31, 2011	6,828	2,105	3,693	12,626
Share of profit (loss) of associates	139	96	(61)	174
Dividends received	(146)	-	-	(146)
Balance as of June 30, 2012	6,821	2,201	3,632	12,654

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two associates are currently suspended.

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. in the associate Oxicap is valued by the equity method of accounting based on its information as of May 31, 2012, while the other associates are valued based on the interim financial information as of June 30, 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	06/30/2012
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,707	13,113	112	407	23
Non-current assets	21,463	90,422	9,377	707	3,133
Current liabilities	556	6,646	-	24	104
Non-current liabilities	332	88,086	2,226	1,708	4,057
Shareholders’ equity	27,282	8,803	7,263	(618)	(965)
Net revenue from sales and services	2,457	16,479	-	-	-
Costs, operating expenses and income	(2,015)	(15,958)	(72)	(74)	254
Net financial income and income and social contribution taxes	110	(138)	(49)	3	(11)
Net income	553	383	(121)	(71)	244

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	12/31/2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	-	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’equity	27,314	8,420	7,384	(547)	(1,208)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	06/30/2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	1,926	13,538	-	-	-
Costs, operating expenses and income	(1,809)	(13,671)	(55)	(63)	4
Net financial income and income and social contribution taxes	149	(413)	24	30	(1)
Net income	266	(546)	(31)	(33)	3

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average term of depreciation (years)	Balance as of December 31, 2011	Additions	Depreciation	Transfer	Write-offs	Exchange rate variation	Balance as of June 30, 2012
Cost:
Land	-	356,012	11,771	-	14,676	(7,222)	608	375,845
Buildings	28	1,098,278	1,137	-	31,187	(13,003)	3,355	1,120,954
Leasehold improvements	12	405,054	3,383	-	14,250	(289)	-	422,398
Machinery and equipment	12	3,178,694	44,902	-	50,437	(7,215)	24,321	3,291,139
Automotive fuel/lubricant distribution equipment and facilities	14	1,639,532	61,959	-	42,049	(4,796)	-	1,738,744
LPG tanks and bottles	12	415,905	41,802	-	-	(15,413)	-	442,294
Vehicles	8	192,163	6,469	-	4,099	(8,819)	270	194,182
Furniture and utensils	8	110,806	1,117	-	(53)	(99)	903	112,674
Construction in progress	-	232,054	181,693	-	(148,910)	(4)	2,659	267,492
Advances to suppliers	-	11,482	10,103	-	(8,089)	-	-	13,496
Imports in progress	-	166	18	-	(106)	-	-	78
IT equipment	5	187,070	2,575	-	2,776	(2,075)	191	190,537
		7,827,216	366,929	-	2,316	(58,935)	32,307	8,169,833

Accumulated depreciation:
Buildings		(465,608)	-	(17,543)	(1,120)	5,570	(2,597)	(481,298)
Leasehold improvements		(212,492)	-	(12,786)	16	260	-	(225,002)
Machinery and equipment		(1,443,487)	-	(102,064)	(1,347)	5,819	(24,879)	(1,565,958)
Automotive fuel/lubricant distribution equipment and facilities		(892,860)	-	(46,049)	22	3,977	-	(934,910)
LPG tanks and bottles		(205,213)	-	(12,552)	-	5,840	-	(211,925)
Vehicles		(96,127)	-	(3,929)	366	6,773	(185)	(93,102)
Furniture and utensils		(74,338)	-	(4,318)	371	87	(820)	(79,018)
IT equipment		(156,488)	-	(6,098)	(16)	1,908	(135)	(160,829)
		(3,546,613)	-	(205,339)	(1,708)	30,234	(28,616)	(3,752,042)

Provision for loss:
Land	(197)	-	-	-	-	-	(197)
Machinery and equipment	(1,475)	-	-	-	-	-	(1,475)
	(1,672)	-	-	-	-	-	(1,672)

Net amount	4,278,931	366,929	(205,339)	608	(28,701)	3,691	4,416,119

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance as of December 31, 2011	705,989	84,790	15,600	11,917	717,068	3,813	1,539,177
Additions	-	14,574	-	-	226,779	98	241,451
Write-offs	-	-	-	-	-	(3)	(3)
Transfer	-	(11)	-	-	(360)	(19)	(390)
Amortization	-	(14,959)	(3,057)	(275)	(112,406)	(38)	(130,735)
Exchange rate	-	787	-	-	-	171	958

Balance as of June 30, 2012	705,989	85,181	12,543	11,642	831,081	4,022	1,650,458

Weighted average term of amortization (years)	-	5	5	30	5	7

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	06/30/2012	12/31/2011
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	24,736	24,736
Repsol	13,403	13,403
Other	2,278	2,278
	705,989	705,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

On December 31, 2011 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

The growth and discount rates used to extrapolate the projections as of December 31, 2011, over the five year period ranged from 0% to 8% and 10.5% to 28.2%, respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2011.

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Market rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recorded when incurred and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

The amortization expenses were recognized in the income statements as shown below:

	06/30/2012	06/30/2011

Cost of products and services sold	7,009	5,093
Selling and marketing	110,220	85,218
General and administrative	13,506	11,168
	130,735	101,479

Research and development expenses are recorded in the income statements and amounted to R$ 12,216 as of June 30, 2012 (R$ 10,498 as of June 30, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

14.	Loans, debentures and finance leases (Consolidated)

a.  Composition
				Weighted average financial charges 06/30/2012 - % p.a.

Description	06/30/2012	12/31/2011	Index/Currency		Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b)	502,857	466,197	US$	+7.2	2015
Advances on foreign exchange contracts	121,369	125,813	US$	+2.2	< 356 days
Foreign loan (c)	120,688	111,868	US$ + LIBOR (i)	+1.0	2014
BNDES (d)	70,797	72,869	US$	+5.5	2012 to 2018
Foreign currency advances delivered	50,821	45,692	US$	+1.6	< 111 days
Financial institutions (e)	41,371	-	US$	+2.4	2017
Financial institutions (e)	36,933	21,784	Bs (ii)	+12.6	2012 to 2014
Financial institutions (e)	34,676	28,454	MX$ + TIIE (iii)	+1.4	2014 to 2016
FINIMP	980	878	US$	+7.0	2012
BNDES (d)	297	-	UMBNDES (iv)	+6.9	2016
Subtotal	980,789	873,555

Reais– denominated loans:
Banco do Brasil – fixed rate (f)	1,857,464	2,208,109	R$	+11.9	2013 to 2015
Debentures - 4th issuance (g)	811,895	-	CDI	+108.2	2015
BNDES (d)	779,515	890,865	TJLP (v)	+2.8	2012 to 2019
Banco do Brasil – floating rate (f)	643,490	213,055	CDI	+101.4	2014
Debentures - 3th issuance (g)	211,152	1,002,451	CDI	+108.5	2012
Loan – MaxFácil	90,338	86,364	CDI	+100.0	2012
Banco do Nordeste do Brasil	79,463	86,108	R$	+8.5 (vii)	2018
BNDES (d)	52,700	57,626	R$	+5.8	2015 to 2021
Finance leases (h)	43,083	42,356	IGP-M (vi)	+5.6	2031
FINEP	34,074	45,647	TJLP (v)	+0.4	2013 to 2014
Debentures – RPR (g)	20,150	19,102	CDI	+118.0	2014
FINEP	10,899	10,904	R$	+4.0	2019 to 2021
FINAME	1,260	2,106	TJLP (v)	+2.8	2012 to 2013
Fixed finance leases (h)	881	1,297	R$	+14.7	2012 to 2014
Subtotal	4,636,364	4,665,990

Currency and interest rate hedging instruments	10,926	22,089

Total	5,628,079	5,561,634

Current	1,954,396	2,304,999

Non-current	3,673,683	3,256,635

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(i)      LIBOR = London Interbank Offered Rate.

(ii)     Bs = Venezuelan Bolivares Fortes.

(iii)    MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iv)
UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of June 2012, 97% of this composition reflected the U.S. dollar.

(v)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On June 30, 2012, TJLP was fixed at 6% p.a.

(vi)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vii)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On June 30, 2012, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	06/30/2012	12/31/2011

From 1 to 2 years	1,406,957	1,214,029
From 2 to 3 years	1,398,603	879,137
From 3 to 4 years	649,708	976,172
From 4 to 5 years	134,289	93,970
More than 5 years	84,126	93,327
	3,673,683	3,256,635

As provided in CPC 8 (R1) and IAS 39, the transaction costs and issuance premiums associated with fund raisings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management contracted hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with annual interest rate of 7.2% p.a., paid semiannually, with the first payment due in June 2006. The issuance price was 98.7% of the note’s face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of these notes, the Company and the subsidiaries above are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold  5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party.

•	Required board approval for transactions with related parties totaling more than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.	Foreign loan

The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the foreign loan, some obligations other than those in Note 14.b) must be maintained by the Company and its subsidiaries. Additionally the following restrictions are imposed on the Company:

•
Maintenance of a financial index, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the effectiveness of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

e.	Financial institutions

The subsidiaries Oxiteno Mexico and Oxiteno Andina have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 98.8% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception.

During the first and second quarters of 2012 IPP renegotiated loans with original maturities in those periods, in the amounts of R$ 353.0 million and R$ 56.5 million respectively, changing the maturity to January 2014 and April 2014 with floating charges of 103% of CDI.

These loans mature between 2013 and 2015, as follows:

Maturity	06/30/2012
Mar/13	655,607
May/13	390,086
Jan/14	362,979
Mar/14	223,505
Apr/14	57,005
May/14	401,913
May/15	409,859
2,500,954

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

g.	Debentures

•	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.2% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The proceeds of the issuance were used for the partial redemption of the third issuance of the debentures of the Company, with maturity in December 2012 and remuneration of 108.5% of CDI.

•
In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011 and March 2012, the Company made early partial redemptions of 200 debentures and 800 debentures, respectively. The debentures have annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014
Reprice:	Not applicable

The proceeds were received in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiaries Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Tropical Transportes Ipiranga Ltda. (“Tropical”) have finance lease contracts primarily related to IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months.

The subsidiaries Serma and Tropical have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recorded as of June 30, 2012 and December 31, 2011 are shown below:

	06/30/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation

Equipment and intangible assets, net of depreciation and amortization	37,147	1,032	858

Financing (present value)	43,083	666	215

Current	1,498	479	215
Non-current	41,585	187	-

	12/31/2011
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation

Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865

Financing (present value)	42,356	952	345

Current	1,419	542	261
Non-current	40,937	410	84

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts total approximately:

	06/30/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,655	534	295
From 1 to 2 years	3,655	188	-
From 2 to 3 years	3,655	9	-
From 3 to 4 years	3,655	-	-
From 4 to 5 years	3,655	-	-
More than 5 years	50,558	-	-

	68,833	731	295

	12/31/2011
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,540	622	365
From 1 to 2 years	3,540	385	113
From 2 to 3 years	3,540	55	-
From 3 to 4 years	3,540	-	-
From 4 to 5 years	3,540	-	-
More than 5 years	50,740	-	-

	68,440	1,062	478

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2011	Incurred cost	Amortization	Balance as of June 30, 2012

Banco do Brasil (f)	0.6%	21,512	2,926	(5,095)	19,343
Debentures (g)	0.4%	6,023	6,515	(2,499)	10,039
Notes in the foreign market (b)	0.2%	3,697	-	(211)	3,486
Other	0.3%	810	-	(122)	688

Total		32,042	9,441	(7,927)	33,556

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (f)	11,185	6,264	1,894	-	-	19,343
Debentures (g)	3,750	3,528	2,761	-	-	10,039
Notes in the foreign market (b)	996	996	996	498	-	3,486
Other	313	298	77	-	-	688

Total	16,244	11,086	5,728	498	-	33,556

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

j.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 133,772 as of June 30, 2012 (R$ 89,231 as of December 31, 2011) and by guarantees and promissory notes in the amount of R$ 1,761,847 as of June 30, 2012 (R$ 1,841,760 as of December 31, 2011).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 184,349 as of June 30, 2012 (R$ 135,051 as of December 31, 2011).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 5,771 as of June 30, 2012 (R$ 11,843 as of December 31, 2011), with maturities of less than 210 days. As of June 30, 2012, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities is R$ 141 as of June 30, 2012 (R$ 286 as of December 31, 2011), which is recognized as income as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of June 30, 2012, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables (Consolidated)

	06/30/2012	12/31/2011

Domestic suppliers	905,796	1,024,697
Foreign suppliers	68,186	50,406

	973,982	1,075,103

The Company and its subsidiaries acquire oil based fuels and LPG from Petrobras and ethylene from Braskem and Braskem Qpar S.A. (see Note 8.a). These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company. The Company believes that its relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

16.	Salaries and related charges (Consolidated)

	06/30/2012	12/31/2011

Salaries and related payments	6,020	5,207
Social charges	22,425	27,748
Provisions on payroll	102,374	89,167
Profit sharing, bonus and premium	57,694	144,144
Benefits	1,122	1,121
Others	1,435	958

	191,070	268,345

17.	Taxes payable (Consolidated)

	06/30/2012	12/31/2011

ICMS	61,609	55,055
PIS and COFINS	7,756	16,818
IPI	18,602	14,604
Income Tax Withholding (IRRF)	1,275	5,180
National Institute of Social Security (INSS)	2,415	3,863
ISS	4,614	4,763
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	10,123	8,340
Others	1,032	1,030

	107,426	109,653

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

18.	Provision for assets retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance as of December 31, 2011	67,504
Additions (new tanks)	1,119
Expense with tanks removed	(828)
Accretion expense	1,858
Balance as of June 30, 2012	69,653

Current	6,249
Non-current	63,404

19.	Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	06/30/2012	12/31/2011

Loyalty program “Km de Vantagens”	15,069	15,983
‘am/pm’ franchising upfront fee	12,472	12,472
	27,541	28,455

Current	18,988	19,731
Non-current	8,553	8,724

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations. The customers may exchange these points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers that may be used in the partner Multiplus Fidelidade are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in income when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

20.	Shareholders’ equity

a.  Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of June 30, 2012, there were 46,075,599 common shares outstanding abroad in the form of ADRs.

b.  Treasury shares

The Company acquired its own shares at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10 of February 14, 1980 and 268 of November 13, 1997. In the first semester of 2012, there were no stock repurchases.

As of June 30, 2012, 8,321,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of shares issued by the Company as of June 30, 2012 on BM&FBOVESPA was R$ 45.20.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 13.14 per share. The usufruct of such shares was granted to executives of these subsidiaries, as mentioned in Note 8.c).

d.  Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects of the provisions created by these subsidiaries.

e.  Profit reserve

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recorded in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

f.  Comprehensive income

Valuation adjustments

Valuation adjustments record the differences between the fair value and amortized cost of financial investments classified as available for sale and interest rate derivatives designated as cash flow hedge. In all cases, the gains and losses recorded in the shareholders’ equity are included in income in case the financial instruments are prepaid.

Cumulative translation adjustments

The change in exchange rates on foreign subsidiaries (i) denominated in a currency other than the currency of the Company and (ii) that have an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

g.  Dividends payable in excess of the statutory minimum mandatory dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of December 31, 2011 in the amount of R$ 273,453 (R$ 0.51 per share), were approved by Board of Directors on February 15, 2012, having been ratified in the Annual General Shareholders’ Meeting on April 11, 2012 and paid on March 2, 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

21.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The segments shown in the interim financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main financial information of each of the Company’s segments can be stated as follows:

	06/30/2012	06/30/2011
Net revenue:
Ultragaz	1,893,162	1,811,893
Ipiranga	22,039,490	19,935,338
Oxiteno	1,371,058	1,122,309
Ultracargo	143,291	129,861
Others (1)	46,396	75,840
Intersegment sales	(43,796)	(81,676)
Total	25,449,601	22,993,565

Intersegment sales:
Ultragaz	460	745
Ipiranga	615	5,511
Oxiteno	-	-
Ultracargo	13,091	13,563
Others (1)	29,630	61,857
Total	43,796	81,676

Net revenue, excluding intersegment sales:
Ultragaz	1,892,702	1,811,148
Ipiranga	22,038,875	19,929,827
Oxiteno	1,371,058	1,122,309
Ultracargo	130,200	116,298
Others (1)	16,766	13,983
Total	25,449,601	22,993,565

Operating income:
Ultragaz	57,251	94,731
Ipiranga	526,311	449,981
Oxiteno	104,713	103,461
Ultracargo	52,841	44,712
Others (1)	5,624	4,998
Total	746,740	697,883

Financial income	120,861	165,354
Financial expenses	(268,631)	(301,859)
Share in profit of associates	174	(49)
Income before taxes	599,144	561,329

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	06/30/2012	06/30/2011
Additions to property, plant and equipment and intangible assets:
Ultragaz	98,270	160,328
Ipiranga	357,658	262,959
Oxiteno	74,488	47,147
Ultracargo	69,598	38,108
Others (1)	8,366	10,513
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	608,380	519,055
Finance leases	-	(43,009)
Assets retirement obligation (see Note 18)	(1,119)	(1,044)
Capitalized borrowing costs	(4,891)	(1,555)
Total investments in property, plant and equipment and intangible assets (cash flow)	602,370	473,447

	06/30/2012	06/30/2011
Depreciation and amortization charges:
Ultragaz	65,449	56,040
Ipiranga	182,202	151,486
Oxiteno	59,908	51,355
Ultracargo	16,290	14,214
Others (1)	5,778	5,125
Total	329,627	278,220

	06/30/2012	12/31/2011
Total assets:
Ultragaz	2,559,358	1,868,270
Ipiranga	6,017,191	6,633,132
Oxiteno	3,453,751	3,454,518
Ultracargo	1,095,101	1,068,780
Others (1)	731,039	718,039
Total	13,856,440	13,742,739

(1) Composed primarily of the parent company Ultrapar and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Geographic area information

Fixed and intangible assets are located in Brazil, except those located in Mexico, in the amount of R$ 39,578 as of June 30, 2012 (R$ 30,853 as of December 31, 2011), and in Venezuela, in the amount of R$ 18,934 as of June 30, 2012 (R$ 17,021 as of December 31, 2011). From April 2012 with the acquisition of a specialty chemicals plant, the Company also started to have fixed assets in the United States of America, in the amount of R$ 32,293 as of June 30, 2012, with operational start-up expected in 2013.

The Company generates revenue from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	06/30/2012	06/30/2011

Net revenue:
Brazil	25,043,651	22,638,951
Mexico	59,949	49,281
Venezuela	62,594	60,407
Other Latin American countries	160,715	135,211
United States of America and Canada	54,436	52,091
Far East	17,865	17,377
Europe	24,363	25,018
Other	26,028	15,229
Total	25,449,601	22,993,565

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

22.	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of June 30, 2012 and December 31, 2011:

Assets and liabilities in foreign currencies

Amounts in millions of Reais	06/30/2012	12/31/2011

Assets in foreign currency
Financial assets in foreign currency (except hedging instruments)	346.5	303.8
Foreign trade receivables, net of allowance for doubtful accounts	154.5	134.9
Investments in foreign subsidiaries	194.4	115.3
	695.4	554.0

Liabilities in foreign currency
Financing in foreign currency	(980.5)	(873.6)
Payables arising from imports, net of advances to foreign suppliers	(33.9)	(2.8)
	(1,014.4)	(876.4)

Foreign currency hedging instruments	351.8	348.5

Net asset position	32.8	26.1

Net liability position – RPR1	(0.3)	(8.3)

Net asset position – Total	32.5	17.8

(1)
Amount disclosed due to its magnitude and to RPR having independent financial management. The net liability position as of June 30, 2012 of RPR reflects the amount of R$ 0.3 million of loans in foreign currencies from BNDES.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 32.8 million in foreign currency:

Amounts in millions of Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%

(1) Income effect		(6.6)	(16.5)	(33.1)
(2) Equity effect	Real devaluation	9.9	24.7	49.5
(1) + (2)	Net effect	3.3	8.2	16.4

(3) Income effect		6.6	16.5	33.1
(4) Equity effect	Real appreciation	(9.9)	(24.7)	(49.5)
(3) + (4)	Net effect	(3.3)	(8.2)	(16.4)

The gain/loss directly recognized in the equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.q).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2012, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the pre-fixed interest of certain debts to floating rate (CDI).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	06/30/2012	12/31/2011

Ipiranga	104,665	101,318
Ultragaz	15,034	13,107
Oxiteno	1,834	1,415
Ultracargo	614	614
Total	122,147	116,454

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing (including by accessing  capital markets), through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,954 million. Furthermore, the investment plan for 2012 totals R$ 1,088 million. On June 30, 2012, the Company and its subsidiaries had R$ 2,345 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments—Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount1				Fair value		Amounts payable or receivable (06/30/2012)
			06/30/2012		12/31/2011		06/30/2012	12/31/2011	Amount receivable	Amount payable
							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Jul 2012
Receivables in U.S. dollars	Itaú, JP Morgan,	to Apr 2017	US$	185.9	US$	198.9	375.2	373.3	375.2	-
Payables in CDI interest rate	Santander		US$	(185.9)	US$	(198.9)	(354.7)	(367.9)	-	354.7
Total result				-		-	20.5	5.4	375.2	354.7

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Bradesco, Citibank,	Jul 2012	US$	11,9	US$	13.3	24.1	24.5	24.1	-
Payables in U.S. dollars	Itaú, Santander	to Oct 2012	US$	(11,9)	US$	(13.3)	(23.4)	(24.8)	-	23.4
Total result				-		-	0.7	(0.3)	24.1	23.4

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco do Brasil	Mar 2013 to	R$	1,400.0	R$	1,809.5	1,873.2	2,229.4	1,873.2	-
Payables in CDI interest rate		May 2015	R$	(1,400.0)	R$	(1,809.5)	(1,734.3)	(2,152.5)	-	1,734.3
Total result				-		-	138.9	76.9	1,873.2	1,734.3

Total gross result							160.1	82.0	2,272.5	2,112.4
Income tax							(12.7)	(10.7)	(12.7)	-
Total net result							147.4	71.3	2,259.8	2,112.4

Positive result (see Note 4)							158.3	93.4
Negative result (see Note 14)							(10.9)	(22.1)

1 In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of June 30, 2012 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI, and (ii) change a financial investment of R$ 36.4 million, linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of June 30, 2012, the Company and its subsidiaries had outstanding swap contracts totaling US$ 185.9 million in notional amount, of which (i) US$ 125.9 million, on average, had asset position at US$ + 4.7 p.a. and liability position at 118.8 % of CDI and (ii) US$ 60 million had asset position at US$ + LIBOR + 1.0% a.a. and liability position at 86.9% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of June 30, 2012, these swap contracts totaled US$ 11.9 million and, on average, had an asset position at 76% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On June 30, 2012 these swap contracts totaled R$ 1,400 million of notional amount, and on average had an asset position at 11.9% p.a. and liability position at 98.8% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As mentioned on item (c) of the table above, as of June 30, 2012 the notional amount of such hedging instruments totaled R$ 1,400 million. The Company and its subsidiaries recognized a gain of R$ 22.3 million as of June 30, 2012, of which R$ 68 million refer to the result of hedging instruments and R$ (45.7) million refer to the fair value adjustment of the debt.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recorded as of June 30, 2012 and 2011 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	June 30, 2012
	R$ million
	Income	Equity

a – Exchange rate swaps receivable in U.S. dollars	(9.7)	-
b – Exchange rate swaps payable in U.S. dollars	(0.2)	-
c – Interest rate swaps in R$	22.3	-

Total	12.4	-

	June 30, 2011
	R$ million
	Income	Equity

a – Exchange rate swaps receivable in U.S. dollars	(12.5)	-
b – Exchange rate swaps payable in U.S. dollars	16.9	-
c – Interest rate swaps in R$	5.6	-
d – Interest rate swaps in U.S. dollars	(1.4)	1.5
e – NDFs (non-deliverable forwards) - RPR	(0.9)	0.9
f - Exchange rate swaps payable in U.S. dollars - RPR	0.0	-

Total	7.7	2.4

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), and considers the designation effect of interest rate hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2012 and December 31, 2011, are stated below:

		06/30/2012		12/31/2011
	Category	Carrying	Fair	Carrying	Fair
		value	value	value	value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	45,531	45,531	107,600	107,600
Financial investments in local currency	Measured at fair value through income	1,462,788	1,462,788	1,668,178	1,668,178
Financial investments in foreign currency	Measured at fair value through income	-	-	15,176	15,176
Financial investments
Fixed-income securities and funds in local currency	Available for sale	471,313	471,313	631,686	631,686
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	324,913	324,913	259,091	259,091
Currency and interest rate hedging instruments	Measured at fair value through income	158,277	158,277	93,403	93,403

Total		2,470,015	2,470,015	2,782,327	2,782,327

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	1,857,464	1,857,464	2,208,109	2,208,109
Financing	Measured at amortized cost	2,672,528	2,726,481	2,266,230	2,305,088
Debentures	Measured at amortized cost	1,043,197	1,034,129	1,021,553	1,019,727
Finance leases	Measured at amortized cost	43,964	43,964	43,653	43,653
Currency and interest rate hedging instruments	Measured at fair value through income	10,926	10,926	22,089	22,089
Total		5,628,079	5,672,964	5,561,634	5,598,666

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b), is based on the quoted prices in an active market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2012 and December 31, 2011. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from Banco do Brasil that is measured at fair value through profit or loss (see Note 14.f) and (iv) guarantees to customers that have vendor arrangements (see Note 14.j), which are measured at fair value through profit or loss. Thus, trade receivables are classified as loans and receivables and trade payables and other payables are classified as financial liabilities measured at amortized cost.

Fair value hierarchy of financial instruments on the balance sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of June 30, 2012 and December 31, 2011:

	Category	06/30/2012	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	45,531	45,531	-	-
Financial investments in local currency	Measured at fair value through income	1,462,788	1,462,788	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	471,313	471,313	-	-
Fixed-income securities and funds in foreign currency	Available for sale	324,913	5,154	319,759	-
Currency and interest rate hedging instruments	Measured at fair value through income	158,277	-	158,277	-

Total		2,462,822	1,984,786	478,036	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	1,857,464	-	1,857,464	-
Currency and interest rate hedging instruments	Measured at fair value through income	10,926	-	10,926	-
Total		1,868,390	-	1,868,390	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Category	12/31/2011	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	-	-
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	-	-
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	-	-
Fixed-income securities and funds in foreign currency	Available for sale	259,091	-	259,091	-
Currency and interest rate hedging instruments	Measured at fair value through income	93,403	-	93,403	-

Total		2,775,134	2,422,640	352,494	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	-	2,208,109	-
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	-	22,089	-
Total		2,230,198	-	2,230,198	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of June 29, 2012. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.61 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of June 30, 2012, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of June 30, 2012 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	46,680	152,604	258,527
(2) Debts in dollars	appreciation	(46,672)	(152,588)	(258,503)
(1)+(2)	Net effect	8	16	24

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(45)	5,976	11,996
(4) Gross margin of Oxiteno	devaluation	45	(5,976)	(11,996)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of June 29, 2012 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	54,052	111,470
(2) Fixed rate financing	prefixed rate	-	(54,062)	(111,483)
(1)+(2)	Net effect	-	(10)	(13)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

23.	Provision, contingencies and commitments (Consolidated)

a.  Provision for tax, civil and labor litigation

The Company and its subsidiaries are involved in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:
Provisions	Balance as of 12/31/2011	Additions	Write-offs	Monetary adjustments	Balance as of 06/30/2012

IRPJ and CSLL	256,165	15,731	-	8,709	280,605
PIS and COFINS	82,612	1,176	-	2,843	86,631
ICMS	73,389	711	(8,745)	2,934	68,289
INSS	14,305	161	(127)	499	14,838
Civil litigation	81,541	3,417	(3,612)	85	81,431
Labor litigation	45,145	4,407	(5,560)	393	44,385
Other	978	29	(24)	33	1,016

Total	554,135	25,632	(18,068)	15,496	577,195

Current	41,347				42,626
Non current	512,788				534,569

Some of the provisions above involve escrow deposits in the amount of R$ 359,456 as of June 30, 2012 (R$ 328,865 as of December 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.  Tax matters

More-likely-than-not contingencies – assets and liabilities

The Company and some of its subsidiaries filed a request for preliminary injunction seeking not to be subject to the legislation that restricts the offset of tax losses (IRPJ) and negative tax bases (CSLL) derived from tax loss carryforwards assessed until 1994 to 30% of the income for the year. As a result of the Federal Supreme Court (STF)’s view and based on the opinion of legal counsel, the Company and its subsidiaries maintained a total provision of R$ 6,801 as of June 30, 2012 (R$ 6,707 as of December 31, 2011) in connection with this contingency.

Subsidiary IPP filed a declaratory action questioning the constitutionality of Law No. 9,316/1996, that denied the deduction of IRPJ from the CSLL tax basis. This action was denied at lower court levels and the extraordinary appeal filed has been postponed until the trial of the leading case by the STF is completed. The subsidiary made escrow deposits of the amounts disputed and maintained a provision of R$ 18,807 as of June 30, 2012 (R$ 18,413 as of December 31, 2011) in connection with this contingency.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recorded a corresponding provision in the amount of R$ 79,481 as of June 30, 2012 (R$ 75,636 as of December 31, 2011). The subsidiaries EMCA, Tropical, Oxiteno S.A., Cia. Ultragaz and Tequimar did not obtain an injunction. The trial of these and all claims involving this issue are suspended pending the outcome of a leading case. On May 2, 2007, a court decision granted the injunction to the subsidiary Oxiteno Nordeste; a mandatory appeal of this decision is currently pending trial. The lawsuits involving subsidiaries IPP and RPR are still pending a court decision.

The Company and its subsidiaries obtained preliminary injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s other subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 37,049, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries maintain provision for PIS and COFINS, calculated on the basis of interest on equity. The total amount accrued as of June 30, 2012 was R$ 4,351 (R$ 4,236 as of December 31, 2011).

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 266,774 as of June 30, 2012 (R$ 242,058 as of December 31, 2011) and have recorded a corresponding liability.

The subsidiary Oxiteno S.A. maintained a provision of R$ 14,965 as of June 30, 2012 (R$ 14,285 as of December 31, 2011) related to a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization.

IPP has provisions for contingencies related to ICMS, mainly with respect to: (a) ICMS credits taken for the difference between the value that was the basis for the retention of ICMS and the ICMS amount in sales to final consumers, which resulted in an excessive retention of ICMS by the refineries: R$ 3,254, (b) tax notices filed in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law No. 87/1996: R$ 11,726, (c) requirement of ICMS-ST (State VAT Substitution) on interstate sales from distributors to final consumers due to the exemption under ICMS Conventions No. 105/1992 and No. 112/1993: R$ 5,390, and (d) payment of ICMS for several reasons that resulted in tax assessments for which the proof of payment is not so evident: R$ 16,872.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Possible contingencies

The main tax claims of subsidiary IPP classified as having a possible risk of loss, and that have not been recorded in the interim financial information due to this assessment, are related to: (a) the required proportional reversal of ICMS credits recorded on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 99,150, (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 21,496, (c) assessments for alleged non-payment of ICMS, R$ 24,448, (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 34,048, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF, R$ 15,770, (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 27,419; (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 20,573, (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 27,812 and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 21,641.

Subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, updated as of June 30, 2012, is R$ 78,663 (R$ 78,508 as of December 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.  Civil claims

More-likely-than-not contingencies

Certain subsidiaries are defendants in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues. The Company and its subsidiaries maintained total provisions of R$ 81,431 as of June 30, 2012 (R$ 81,541 as of December 31, 2011) for such contingencies.

Possible and remote contingencies

Subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of legal counsel, the subsidiary did not record a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. These lawsuits involve: (i) individual claims filed by victims of the explosion claiming damages for the loss of economic benefit and for pain and suffering, (ii) indemnification of management of the shopping mall and its insurance company, and (iii) a lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that the defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. From the 65 lawsuits currently adjudicated, 64 judgments were rendered in the subsidiary favor, of which 45 have already been dismissed. The one unfavorable decision, which the subsidiary  may appeal, was for damages in the amount of R$ 17. The subsidiary has not recorded a provision for these lawsuits as it believes that the probability of loss is remote and its insurance policy covers the full amount in dispute.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

d.  Labor matters

More-likely-than-not contingencies

The Company and its subsidiaries maintained provisions of R$ 44,385 as of June 30, 2012 (R$ 45,145 as of December 31, 2011) for labor litigation filed by former employees and by employees of our service providers mainly contesting the alleged non-payment of labor rights (dismissal cost, overtime, hazardous activities additional remuneration and additional payment for insalubrity).

Possible contingencies

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex,  are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to record a provision as of June 30, 2012.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

e.   Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2012, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to June 30, 2012 and June 30, 2011, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause is in renegotiation with Braskem.

	Minimum purchase commitment		Accumulated demand (actual)

	06/30/2012	06/30/2011	06/30/2012	06/30/2011

In tons of ethylene	103,445	83,789 (*)	105,006	84,041

(*) Adjusted for schedule shutdowns in Braskem during the period.

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

f.   Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,509 million.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

g.  Operating lease contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2012	12/31/2011

Up to 1 year	3,234	989
More than 1 year	5,802	1,005
	9,036	1,994

The total operating lease recognized as expense as of June 30, 2012 was R$ 1,159 (R$ 457 as of June 30, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

24.	Employee benefits and private pension plan (Consolidated)

a.  ULTRAPREV- Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. As of June 30, 2012, the Company and its subsidiaries contributed R$ 7,647 (R$ 7,063 as of June 30, 2011) to Ultraprev, which amount is recorded as expense in the income statement. The total number of participating employees as of June 30, 2012 was 6,939 active participants and 67 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.  Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial information in accordance with Resolution CVM 600/2009.

	06/30/2012	12/31/2011

Health and dental care plan	45,207	43,069
FGTS Penalty	37,415	33,346
Bonus	15,226	12,966
Life insurance	21,649	20,652

Total	119,497	110,033

Current	13,282	13,282
Non-current	106,215	96,751

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

25.	Revenue from sale and services (Consolidated)

	06/30/2012	06/30/2011

Gross revenue from sale	25,910,431	23,535,210
Gross revenue from services	277,326	202,577
Sales tax	(617,214)	(646,218)
Discounts and sales return	(121,856)	(93,463)
Deferred revenue (see Note 19)	914	(4,541)

Net revenue from sales and services	25,449,601	22,993,565

26.	Expenses by nature (Consolidated)

The Company discloses its consolidated income statement by function and is presenting below its breakdown by nature:

	06/30/2012	06/30/2011

Raw materials and materials for use and consumption	23,118,094	20,870,503
Freight and storage	396,489	372,127
Depreciation and amortization	329,627	278,220
Personnel expenses	599,391	543,128
Advertising and marketing	82,906	67,275
Services provided by third parties	58,843	68,317
Lease of real estate and equipment	36,717	28,896
Other expenses	99,605	94,410

Total	24,721,672	22,322,876

Classified as:
Cost of products and services sold	23,534,916	21,315,639
Selling and marketing	770,760	625,025
General and administrative	415,996	382,212

Total	24,721,672	22,322,876

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

27.	Income (loss) from disposal of assets (Consolidated)

Income (loss) from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. As of June 30, 2012, the loss was of R$ 4,249 (gain of R$ 6,093 as of June 30, 2011), primarily from disposal of property, plant and equipment.

28.	Financial income (loss)

	Parent		Consolidated
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Financial income:
Interest on financial investments	63,017	78,853	90,808	140,853
Interest from customers	-	-	28,360	22,763
Other revenues	-	-	1,693	1,738
	63,017	78,853	120,861	165,354
Financial expenses:
Interest on loans	-	-	(180,120)	(194,053)
Interest on debentures	(52,349)	(71,928)	(53,396)	(72,962)
Interest on finance leases	-	-	(2,621)	(852)
Bank charges, IOF, and other charges	3,185	2,766	(7,027)	(7,450)
Exchange variation, net of gains and losses with derivative instruments	-	-	(18,050)	(12,592)
Provisions’ monetary adjustments and other expenses	(20)	(95)	(7,417)	(13,950)
	(49,184)	(69,257)	(268,631)	(301,859)

Financial income (loss)	13,833	9,596	(147,770)	(136,505)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

29.	Earnings per share (Parent and Consolidated)

The table below presents a conciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

Basic earnings per share	06/30/2012	06/30/2011

Net income of the Company	422,568	405,599
Weighted average shares outstanding (in thousands)	533,989	533,989
Basic earnings per share –R$	0.79	0.76

Diluted earnings per share	06/30/2012	06/30/2011

Net income of the Company	422,568	405,599
Weighted average shares outstanding (in thousands), including Deferred Stock Plan	536,162	536,062
Diluted earnings per share –R$	0.79	0.76

Weighted average shares outstanding (in thousands)	06/30/2012	06/30/2011

Weighted average shares outstanding for basic per share calculation:	533,989	533,989
Dilution effect
Deferred Stock Plan	2,173	2,073
Weighted average shares outstanding for diluted per share calculation:	536,162	536,062

30.	Subsequent event

On July 31, 2012, the subsidiary Tequimar acquired TEMMAR - Terminal Marítimo do Maranhão S.A. The acquisition amount is R$160 million, including debt assumed in the amount of R$ 91 million. Additionally, Tequimar will disburse a minimum extra value of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next 7 years. The fair values of assets acquired and liabilities assumed are being determined.

ULTRAPAR PARTICIPAÇÕES S.A.
 MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter of 2012

(1) Selected operational and financial information:

(R$ million)	2Q12	2Q11	1Q12	Variation 2Q12 X 2Q11	Variation 2Q12 x 1Q12	1H12	1H11	Variation 1H12 X 1H11
Net sales and services	13,048.2	12,187.5	12,401.4	7%	5%	25,449.6	22,993.6	11%
Cost of goods sold	(12,038.0)	(11,335.3)	(11,497.0)	6%	5%	(23,534.9)	(21,315.6)	10%
Gross profit	1,010.3	852.2	904.4	19%	12%	1,914.7	1,677.9	14%
Sales, general and administrative expenses	(612.3)	(504.2)	(574.5)	21%	7%	(1,186.8)	(1,007.2)	18%
Other operating income, net	13.5	12.5	9.5	8%	42%	23.1	21.1	9%
Income (loss) from sale of assets	(2.7)	3.4	(1.5)	-182%	-83%	(4.2)	6.1	-170%
Operating income	408.8	363.9	338.0	12%	21%	746.7	697.9	7%
Financial income (expense), net	(84.9)	(70.1)	(62.9)	21%	35%	(147.8)	(136.5)	8%
Shares of profit of associates	0.2	(0.2)	(0.0)	213%	927%	0.2	(0.0)	456%
Income before current and deferred income tax and social contribution	324.1	293.6	275.1	10%	18%	599.1	561.3	7%
Income tax and social contribution	(98.1)	(85.4)	(92.4)	15%	6%	(190.5)	(166.8)	14%
Tax incentives	8.1	6.5	8.7	25%	-8%	16.8	14.4	16%
Net income	234.0	214.7	191.4	9%	22%	425.4	408.9	4%
Net income attributable to Ultrapar	232.5	212.6	190.0	9%	22%	422.6	405.6	4%
Net income attributable to non-controlling interests in subsidiaries	1.5	2.1	1.4	-30%	6%	2.9	3.3	-13%
EBITDA (*)	579.0	502.9	501.6	15%	15%	1,080.6	970.0	11%

Volume – LPG sales – thousand tons	425.8	416.7	403.6	2%	5%	829.4	798.1	4%
Volume – Fuels sales – thousand of cubic meters	5,708.7	5,396.0	5,447.1	6%	5%	11,155.8	10,294.3	8%
Volume – Chemicals sales – thousand tons	185.3	152.7	186.4	21%	-1%	371.7	309.0	20%

(*) For further information on EBITDA, see note (1) on page 99.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the interim financial information

The selected financial information included in this analysis were extracted from Ultrapar’s interim financial information.

The accounting policies adopted by the Company and its subsidiaries are in accordance with the statements, interpretations and guidelines issued by the CPC and approved by the CVM in the process of convergence with the IFRS issued by the IASB.

The Company’s consolidated interim financial information was prepared in accordance with technical pronouncement CPC 21 and IAS 34 - Interim Financial Reporting issued by the IASB, and presented in a consistent manner with the standards issued by the CVM.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo included in this analysis is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

(2) Performance Analysis:

Net sales and services: Ultrapar’s consolidated net sales and services reached R$ 13,048 million in 2Q12, up 7% over 2Q11, as a result of the revenues growth in all businesses. Compared with 1Q12, Ultrapar’s net sales and services increased by 5%, due to the seasonality between periods. In the first half of 2012, Ultrapar’s net sales and services totaled R$ 25,450 million, up 11% over 1H11.

Ultragaz: In 2Q12, Ultragaz’s sales volume reached 426 thousand tons, up 2% over 2Q11, driven by the 7% growth in the bulk segment, as a consequence of higher consumption by large customers and the acquisition of Repsol’s LPG business, which exclusively operated in this segment, and the process of capturing new clients. Compared with 1Q12, sales volume increased by 5%, mainly as a result of seasonality between periods. In the semester, Ultragaz sales volume totaled 829 thousand tons, up 4% over 1H11. Ultragaz's net sales and services totaled R$ 973 million in 2Q12, a 3% increase over 2Q11, mainly due to the growth in sales volume. Compared with 1Q12, Ultragaz’s net sales and services increased by 6%, mainly due to higher seasonal volume. In 1H12, Ultragaz’s net sales and services totaled R$ 1,893 million, 4% growth over 1H11.

Ipiranga: Ipiranga' sales volume totaled 5,709 thousand cubic meters in 2Q12, up 6% over 2Q11. In 2Q12, sales volume of fuels for light vehicles increased by 8%, due to the growth in the vehicle fleet and investments made network expansion. The volume of diesel increased by 5% compared to 2Q11, due to investments to capture new clients and, to a lesser extent, the growth of the Brazilian economy. Compared with 1Q12, total sales increased by 5%, mainly due to seasonality between periods. In 1H12, Ipiranga’s sales volume totaled 11,156 thousand cubic meters, a growth of 8% over the volume of 1H11. Ipiranga's net sales and services totaled R$ 11,276 million in 2Q12, up 6% over 2Q11, mainly due to higher sales volume. Compared with 1Q12, Ipiranga’s net sales and services increased by 5%, in line with the seasonally higher volume. In 1H12, Ipiranga’s net sales and services totaled R$ 22,039 million, up 11% over 1H11.

Oxiteno: Oxiteno’s sales volume in 2Q12 totaled 185 thousand tons, up 21% over 2Q11. In the Brazilian market, sales volume grew by 28% (30 thousand tons), mainly as a consequence of higher sales of glycols and inventory adjustments to the lower level of the Brazilian economic growth by Oxiteno’s clients in that period. As a result of the weaker volume level in 2Q11 and of the growth in the main segments served by Oxiteno, sales of specialty chemicals in the domestic market increased by 6%. In the international market, sales volume increased by 6% (3 thousand tons), mainly due to higher sales of specialty chemicals. Compared with 1Q12, the sales volume was 1% lower (1 thousand ton), a reduction concentrated on the volume of glycols. The volume sold by Oxiteno in 1H12 totaled 372 thousand tons, a 20% growth over 1H11. Oxiteno's net sales and services totaled R$ 724 million in 2Q12, a 26% increase over 2Q11, due to the 21% growth in sales volume and a 23% weaker Real, partially offset by 15% lower average dollar prices, mainly due to the extraordinarily favorable sales mix in 2Q11 and the increased share of glycols in 2Q12, with lower prices. Compared with 1Q12, net sales and services increased by 12%, mainly due to an 11% weaker Real. In 1H12, net sales and services totaled R$ 1,371 million, up 22% over 1H11.

Ultracargo: In 2Q12, Ultracargo’s average storage increased 1% compared to 2Q11, mainly due to higher exports of ethanol in the Santos terminal. Compared with 1Q12, the average storage increased by 9%, mainly due to higher product handling in the Suape terminal. In 1S12, Ultracargo’s terminals average storage increased by 3% compared with 1H11. Ultracargo's net sales and services totaled R$ 74 million in 2Q12, up 9% over 2Q11, mainly due to the mix of handled products and contracts and tariff adjustments. Compared with 1Q12, net sales and services increased by 7%, due to the increase in average storage. In 1H12, Ultracargo’s net sales and services totaled R$ 143 million, up 10% over 1H11.

Cost of goods sold: Ultrapar’s cost of goods sold amounted to R$ 12,038 million in 2Q12, a 6% increase over 2Q11, due to the higher cost of products sold in all businesses. Compared with 1Q12, Ultrapar’s costs of goods sold increased by 5%, mainly due to seasonality between periods. In 1H12, Ultrapar’s costs of goods sold totaled R$ 23,535 million, up 10% over 1H11.

Ultragaz: Ultragaz’s cost of goods sold totaled R$ 835 million in 2Q12, up 4% over 2Q11, mainly as a result of higher sales volume, the effects of inflation and higher maintenance costs of plants. Compared with 1Q12,

Ultragaz’s cost of goods sold increased by 5%, due to seasonally higher volume. In 1H12, Ultragaz’s cost of goods sold totaled R$ 1,629 million, up 6% over 1H11.

Ipiranga: Ipiranga’s cost of goods sold amounted to R$ 10,614 million in 2Q12, up 5% over 2Q11, due to higher sales volume, partially offset by lower costs of ethanol. Compared with 1Q12, Ipiranga’s cost of goods sold increased by 5%, mainly due to seasonally higher volume. In 1H12, Ipiranga’s cost of goods sold totaled R$ 20,765 million, up 10% over 1H11.

Oxiteno: Oxiteno’s cost of goods sold in 2Q12 totaled R$ 560 million, up 27% over 2Q11, mainly due to 21% higher sales volume and a 23% weaker Real, partially offset by a reduction in unit variable costs in dollar. Compared with 1Q12, Oxiteno’s cost of goods sold increased by 6%, mainly due to the 11% weaker Real, partially offset by a 4% reduction in the unit variable costs in dollar. In 1H12, Oxiteno’s cost of goods sold totaled R$ 1,087 million, up 26% over 1H11.

Ultracargo: Ultracargo’s cost of services provided in 2Q12 amounted to R$ 30 million, a 3% increase over 2Q11, mainly due to higher depreciation resulting from recent capacity expansions. Compared with 1Q12, Ultracargo’s cost of services provided increased by 5%, mainly due to the increased volume of products handled. In 1H12, Ultracargo’s cost of services provided totaled R$ 58 million, up 5% over 1H11.

Gross profit: The gross profit of Ultrapar amounted to R$ 1,010 million in 2Q12, up 19% over 2Q11, as a consequence of the growth in the gross profit of Ipiranga, Oxiteno and Ultracargo. Compared with 1Q12, Ultrapar’s gross profit increased by 12%, as a result of seasonality between periods. In 1H12, the gross profit of Ultrapar totaled R$ 1,915 million, up 14% over 1H11.

Sales, general and administrative expenses: Ultrapar’s sales, general and administrative expenses totaled R$ 612 million in 2Q12, up 21% over 2Q11. Compared with 1Q12, Ultrapar’s sales, general and administrative expenses increased by 7%. In 1H12, Ultrapar’s sales, general and administrative expenses totaled R$ 1,187 million, up 18% over 1H11.

Ultragaz: Ultragaz’s sales, general and administrative expenses totaled R$ 106 million in 2Q12, up 14% over 2Q11, mainly due to (i) higher sales volume, (ii) the effects of inflation on personnel and freight expenses and (iii) higher expenses with marketing and sales campaigns, partially offset by lower variable compensation. Compared with 1Q12, Ultragaz’s sales, general and administrative expenses increased by 9%, mainly due to seasonally higher volume and higher expenses with marketing and sales campaigns. In 1H12, Ultragaz’s sales, general and administrative expenses totaled R$ 204 million, up 14% over 1H11.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 396 million in 2Q12, up 25% over 2Q11, mainly as a result of (i) increased sales volume, (ii) R$ 13 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast and North of Brazil, (iii) the effects of inflation on expenses, (iv) the expansion of the distribution network, (v) higher expenses with advertising and marketing and (vi) higher environmental expenses. Compared with 1Q12, Ipiranga’s sales, general and administrative expenses increased by 4%, mainly due to seasonally higher volume. In 1H12, Ipiranga’s sales, general and administrative expenses totaled R$ 776 million, up 21% over 1H11.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 97 million in 2Q12, a 25% increase over 2Q11, mainly due to (i) increased sales volume, (ii) the effects of inflation, (iii) higher variable compensation, in line with earnings progression, and (iv) expenses related to projects to expand the business. Compared with 1Q12, Oxiteno’s sales, general and administrative expenses increased by 14%, mainly as a result of higher expenses related to expansion projects and higher variable compensation. In 1H12, Oxiteno’s sales, general and administrative expenses totaled R$ 181 million, up 15% over 1H11.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 2Q12, up 2% over 2Q11, mainly due to higher expenses related to the company’s expansion projects. Compared with 1Q12, Ultracargo’s sales, general and administrative expenses increased by 1%, with the above-mentioned higher expenses related to projects offset by lower personnel costs. In 1H12, Ultracargo’s sales, general and administrative expenses totaled R$ 34 million, up 6% over 1H11.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 2Q12 amounted to R$ 168 million, an 18% increase from 2Q11, as a result of higher investments made mainly in Ipiranga. Compared with 1Q12, Ultrapar’s depreciation and amortization costs and expenses increased by 3%. In 1H12, total depreciation and amortization costs and expenses amounted to R$ 330 million, up 18% over 1H11.

Operating income: Ultrapar’s operating income amounted to R$ 409 million in 2Q12, up 12% over 2Q11, as a consequence of the increase seen in the operating income of Ipiranga, Oxiteno and Ultracargo. Compared with 1Q12, Ultrapar’s operating income increased by 21%, mainly as a result of seasonality between periods. In 1H12, Ultrapar’s operating income totaled R$ 747 million, up 7% over 1H11.

Financial income (expense): Ultrapar reported R$ 85 million of net financial expense in 2Q12, R$ 15 million and R$ 22 million increase over the net financial expense in 2Q11 and 1Q12, respectively, mainly due to the effects of exchange rate fluctuations in the periods. At the end of 2Q12, net debt totaled R$ 3,158 million, corresponding to 1.5 times EBITDA for the last 12 months, compared with a ratio of 1.4 times in 2Q11 and 1.6 times in 1Q12. In 1H12, Ultrapar reported R$ 148 million of net financial expense, an R$ 11 million increase over the net financial expense in 1H11.

Income tax and social contribution / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 90 million, compared with expenses of R$ 79 million in 2Q11 and R$ 84 million in 1Q12, an increase of 14% and 8%, respectively, mainly as a result of a higher pre-tax profit. In 1H12, Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 174 million, up 14% over 1H11.

Net income: Ultrapar’s consolidated net income in 2Q12 amounted to R$ 234 million, up 9% and 22% over 2Q11 and 1Q12, respectively, mainly due to the EBITDA growth between the periods. In 1H12, Ultrapar’s reported net income totaled R$ 425 million, up 4% over 1H11.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 579 million in 2Q12, up 15% over 2Q11, as a result of the EBITDA growth in Ipiranga, Oxiteno and Ultracargo. Compared with 1Q12, Ultrapar’s EBITDA increased by 15%, due to the EBITDA growth in all businesses. In 1H12, Ultrapar’s EBITDA totaled R$ 1,081 million, up 11% over 1H11.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 65 million in 2Q12, an 18% reduction from 2Q11, mainly due to the effects of inflation on costs and expenses and higher expenses related to marketing and sales campaigns. Compared with 1Q12, the Ultragaz’s EBITDA increased by 5%, mainly due to the seasonally higher volume. In 1H12, Ultragaz’s EBITDA totaled R$ 126 million, a 17% reduction compared with 1H11.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 375 million in 2Q12, up 22% over 2Q11, amount that includes the positive non-recurring effect of R$ 22 million from a material sale of land and R$ 13 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast, and North regions of Brazil. Excluding these effects, Ipiranga’s EBITDA would have totaled R$ 365 million in 2Q12, up 19% over 2Q11, equivalent to a unit EBITDA margin of R$ 64/m³, mainly due to the increased sales volume and the evolution of prices and costs of ethanol. Compared with 1Q12, Ipiranga’s EBITDA, excluding non-recurring items, increased by 4%, mainly due to the seasonally higher volume. In 1H12, Ipiranga’s EBITDA totaled R$ 711 million, up 20% over 1H11.

Oxiteno: Oxiteno’s EBITDA totaled R$ 98 million in 2Q12, or US$ 270/ton, up 22% over 2Q11, mainly due to higher sales volume and a 23% weaker Real, partially offset by the extraordinarily favorable sales mix in 2Q11 and lower prices of glycol in the international market in 2Q12. Compared with 1Q12, Oxiteno’s EBITDA increased by 53%, mainly due to the 11% weaker Real and a reduction in unit variable costs in dollar. In 1H12, the Oxiteno’s EBITDA totaled R$ 162 million, up 5% over 1H11.

Ultracargo: Ultracargo’s EBITDA totaled R$ 36 million in 2Q12, a 19% increase over 2Q11, mainly due to contractual tariff adjustments and an improved mix of products. Compared with 1Q12, Ultracargo’s EBITDA increased by 12%, due to increased average storage at its terminals. In 1H12, Ultracargo's EBITDA totaled R$ 69 million, up 17% over 1H11.

EBITDA
R$ million	2Q12	2Q11	1Q12	Variation 2Q12 X 2Q11	Variation 2Q12 x 1Q12	1H12	1H11	Variation 1H12 x 1H11
Ultrapar	579.0	502.9	501.6	15%	15%	1,080.6	970.0	11%
Ultragaz	64.6	79.0	61.7	-18%	5%	126.3	151.5	-17%
Ipiranga	374.5	308.2	336.8	22%	11%	711.3	594.7	20%
Oxiteno	98.2	80.2	64.3	22%	53%	162.5	154.7	5%
Ultracargo	36.5	30.6	32.7	19%	12%	69.1	59.0	17%

(1)
The purpose of including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) information is to provide a measure used by the management for internal assessment of our operating results. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. The table presented below shows the reconciliation between Ultrapar’s operating income and EBITDA.

R$ million	2Q12	2Q11	1Q12	1H12	1H11
Operating income	408.8	363.9	338.0	746.7	697.9
Depreciation and amortization	167.5	142.3	162.1	329.6	278.2
Income (loss) from sales of assets	2.7	(3.4)	1.5	4.2	(6.1)
EBITDA	579.0	502.9	501.6	1,080.6	970.0

Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income from sale of assets, net financial expense (income), equity in earnings of affiliates, income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, or levels of income from sale of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these six months of 2012 any service other than the audit of the financial statements and the review of interim financial information of Ultrapar and subsidiaries.

Item 2

São Paulo, August 1st, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the second quarter of 2012.

Results conference call

Brazilian conference call
August 3rd, 2012
10:00 a.m. (US EST) / 11:00 a.m. (Brazil)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
August 3rd, 2012
11:30 a.m. (US EST) / 12:30 p.m. (Brazil)
Participants in the USA: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants International: +1 412 317 6776
Code: Ultrapar

IR contact
E-mail: invest@ultra.com.br
Telephone: +55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 45.20/share (06/30/12)
UGP = US$ 22.68/ADR (06/30/12)

In 2Q12, we completed another quarter of positive earnings progression, with 15% and 9% growth in EBITDA and net income. In addition, we continued our expansion plan, with the announcement of the acquisitions of a liquid bulk terminal in Maranhão and a specialty chemicals company in Uruguay.

➢ VOLUMES AND REVENUES GROW IN ALL BUSINESSES

➢ ULTRAPAR’S EBITDA REACHES R$ 579 MILLION IN 2Q12, GROWTH OF 15% OVER 2Q11

➢ NET EARNINGS REACH R$ 234 MILLION IN 2Q12, UP 9% OVER 2Q11

➢ ULTRACARGO ACQUIRES A BULK LIQUID TERMINAL IN MARANHÃO

➢ OXITENO ACQUIRES A SPECIALTY CHEMICALS COMPANY IN URUGUAY

➢ DIVIDEND DISTRIBUTION OF R$ 273 MILLION APPROVED, CORRESPONDING TO A 64% PAYOUT ON 1H12 NET EARNINGS

“Over the last months, we took important steps towards our strategy of sustained growth with the announcement of two acquisitions in May. We acquired, through Ultracargo, a terminal for liquids at the port of Itaqui, in Maranhão, where we did not yet have operations. We also acquired a specialty chemicals company in Uruguay, strengthening Oxiteno’s scale and positioning in the Southern Cone. In addition, we closed another quarter of growth in volumes and results, despite facing less favorable macroeconomic environment.”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Summary of the 2nd quarter of 2012

Ultrapar – Consolidated data	2Q12	2Q11	1Q12	Δ (%) 2Q12v2Q11	Δ (%) 2Q12v1Q12	1H12	1H11	Δ (%) 1H12v1H11
Net sales and services	13,048	12,187	12,401	7%	5%	25,450	22,994	11%
Gross profit	1,010	852	904	19%	12%	1,915	1,678	14%
Operating profit	409	364	338	12%	21%	747	698	7%
EBITDA	579	503	502	15%	15%	1,081	970	11%
Net earnings¹	234	215	191	9%	22%	425	409	4%
Earnings attributable to Ultrapar per share²	0.43	0.40	0.35	9%	21%	0.79	0.76	4%
Amounts in R$ million (except for EPS)
1 Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.

Ultragaz – Operational data	2Q12	2Q11	1Q12	Δ (%) 2Q12v2Q11	Δ (%) 2Q12v1Q12	1H12	1H11	Δ (%) 1H12v1H11
Total volume (000 tons)	426	417	404	2%	5%	829	798	4%
Bottled	289	289	266	0%	9%	555	549	1%
Bulk	137	128	137	7%	0%	274	249	10%

Ipiranga – Operational data	2Q12	2Q11	1Q12	Δ (%) 2Q12v2Q11	Δ (%) 2Q12v1Q12	1H12	1H11	Δ (%) 1H12v1H11
Total volume (000 m³)	5,709	5,396	5,447	6%	5%	11,156	10,294	8%
Diesel	3,188	3,041	2,977	5%	7%	6,164	5,628	10%
Gasoline, ethanol and NGV	2,417	2,243	2,371	8%	2%	4,788	4,453	8%
Other3	104	112	99	(7%)	5%	204	213	(4%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	2Q12	2Q11	1Q12	Δ (%) 2Q12v2Q11	Δ (%) 2Q12v1Q12	1H12	1H11	Δ (%) 1H12v1H11
Total volume (000 tons)	185	153	186	21%	(1%)	372	309	20%
Product mix
Specialty chemicals	155	146	151	6%	3%	306	296	3%
Glycols	30	7	36	362%	(14%)	66	13	398%
Geographical mix
Sales in Brazil	136	106	134	28%	1%	270	214	26%
Sales outside Brazil	50	47	52	6%	(5%)	102	95	7%

Ultracargo – Operational data	2Q12	2Q11	1Q12	Δ (%) 2Q12v2Q11	Δ (%) 2Q12v1Q12	1H12	1H11	Δ (%) 1H12v1H11
Effective storage4 (000 m3)	609	605	560	1%	9%	585	570	3%
4 Monthly average

Macroeconomic indicators	2Q12	2Q11	1Q12	Δ (%) 2Q12v2Q11	Δ (%) 2Q12v1Q12	1H12	1H11	Δ (%) 1H12v1H11
Average exchange rate (R$/US$)	1.96	1.60	1.77	23%	11%	1.87	1.63	14%
Brazilian interbank interest rate (CDI)	2.1%	2.8%	2.5%			4.6%	5.5%
Inflation in the period (IPCA)	1.1%	1.4%	1.2%			2.3%	3.9%

Highlights

➢
Acquisition of liquid bulk terminal at the port of Itaqui – On May 27th, 2012, Ultrapar announced the acquisition, through Ultracargo, of TEMMAR - Terminal Marítimo do Maranhão S.A., a modern and well-designed terminal in the port area of Itaqui, Maranhão. The financial settlement of the acquisition occurred on July 31st, 2012, in the amount of R$ 160 million, yet including the assumption of net debt in the amount of R$ 91 million. In addition, Ultrapar will disburse extra amount of at least R$ 12 million, amount that may reach approximately R$ 30 million, as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next 7 years. The port of Itaqui has a privileged location and efficient logistics, which includes access to railway and is responsible for supplying the fuel market in the states of Maranhão, Piauí and Tocantins, where fuel consumption has grown above the national average. This acquisition marks the entry of Ultracargo in this important market and enhances its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s current capacity.

➢
Acquisition of specialty chemicals company in Uruguay – On May 28th, 2012, Ultrapar signed, through Oxiteno, a sale and purchase agreement for the acquisition of 100% of the shares of American Chemical I.C.S.A., a Uruguayan specialty chemicals company. The total value of the acquisition is US$ 79 million, subject to the customary working capital and net debt adjustments on the closing date. American Chemical owns a plant in Montevideo, Uruguay, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonates and sulfates surfactants for the home and personal care industries, as well as products for the leather industry. The plant is located close to the Montevideo port, providing efficient logistics to exports and to serve the Southern Cone countries, where home and personal care markets have presented significant growth. Oxiteno currently supplies the demand of the Southern Cone with products made in Brazil. This acquisition will strengthen its position in the region as a producer of surfactants and specialty chemicals and allow commercial, operational and administrative gains, which will enable the acquired business to obtain profitability similar to that of Oxiteno. Through the acquisition of American Chemical, Oxiteno continues the international expansion of its activities, started in 2003 and based on its deep knowledge of the technology for production and application of surfactants and specialty chemicals and on its strong relationship with its clients. The closing is subject to the compliance with certain conditions precedent, notably the favorable result of the due diligence. This transaction was submitted to the competent regulatory authorities.

➢
Payment of R$ 273 million in dividends – The Board of Directors of Ultrapar approved today a dividend payment of R$ 273 million, equivalent to R$ 0.51 per share, as an advance of the dividends for the fiscal year 2012, to be paid from August 17th, 2012 onwards. This amount represents a 64% payout on the net earnings of the first half of 2012 and an annualized dividend yield of 3% on Ultrapar’s average share price during the period.

➢
Ultrapar receives important awards – Ultrapar was awarded the best-performing company in the special category Sustainability by Agência Estado in 2011. Ultrapar was also ranked 4th in the “Prêmio Destaque Agência Estado 2012”, a listed companies ranking developed in partnership with Economática, in which each company is evaluated on several aspects such as the appreciation of the shares, returns, dividends, volatility, among others. Additionally, Ipiranga was awarded the best company in the wholesale segment in Revista Exame’s Maiores e Melhores publication.

Executive summary of the results

Throughout the first half of 2012, the Brazilian economy presented a trend of gradual deceleration in its growth, leading market participants to significantly reduce their growth forecasts for the year, which contributed to the adoption of countercyclical measures by the Brazilian government. One of these measures was the reduction, in May, of federal taxes charged in the automotive sector, which resulted in a 19% increase in the number of light vehicles licensed in June 2012 compared to June 2011. The number of light vehicles licensed in 2Q12 was approximately 860 thousand, totaling 1.6 million light vehicles licensed in 2012, which corresponds to 5% of the light vehicle fleet at the end of 2011. The economic instability also resulted in a strong depreciation of the Real against the dollar during the 2Q12, ending the period quoted at R$ 2.02/US$, 11% above the closing rate of 1Q12. The continued less favorable outlook in the global economy, the deceleration of the economic activity in Brazil and the declining inflation rates in Brazil contributed to the successive reductions in interest rate (SELIC) by the Central Bank, which reached 8.0% in July 2012.

In 2Q12, Ultragaz presented a 2% growth in sales volume compared to 2Q11, driven by a 7% growth in the bulk segment, resulting from the acquisition of Repsol’s LPG business in October 2011, the increased consumption by large customers and the capture of new clients. In 2Q12, Ultragaz's EBITDA decreased by 18% compared to 2Q11, mainly due to the effects of inflation on costs and expenses and higher expenses related to marketing and sales campaigns.

At Ipiranga, the continued growth of the light vehicle fleet and of the Brazilian economy, in addition to investments for the network expansion, resulted in a 6% increase in fuel sales volume over 2Q11, which contributed to a 22% growth in EBITDA over 2Q11, reaching R$ 375 million in 2Q12. Excluding non-recurring items, Ipiranga's EBITDA totaled R$ 365 million in 2Q12, 19% higher than 2Q11, equivalent to a unit EBITDA margin of R$ 64/m³.

At Oxiteno, sales volume totaled 185 thousand tons, up 21% over 2Q11, with a 28% growth in the domestic market, due to increased sales of glycols and specialty chemicals. Oxiteno’s EBITDA in 2Q12 was R$ 98 million, a 22% growth over 2Q11, mainly due to the effect of a 23% weaker Real during 2Q12 and the increased sales volume, partially offset by the exceptionally attractive sales mix in 2Q11 and lower glycol prices in the international market in 2Q12, resulting in an EBITDA margin of US$ 270/ton.

In 2Q12, Ultracargo’s average storage increased by 1% compared to 2Q11. Ultracargo's EBITDA totaled R$ 36 million in 2Q12, up 19% over 2Q11, mainly due to contractual tariff adjustments and improved mix of products handled and contracts.

Ultrapar’s consolidated EBITDA totaled R$ 579 million in 2Q12, up 15% over 2Q11, due to the growth in the EBITDA of Ipiranga, Oxiteno and Ultracargo. Net income for 2Q12 totaled R$ 234 million, 9% higher than that of 2Q11, due to the EBITDA growth.

Operational performance

Ultragaz – In 2Q12, Ultragaz’s sales volume reached 426 thousand tons, up 2% over 2Q11, driven by the 7% growth in the bulk segment, as a consequence of higher consumption by large customers and the acquisition of Repsol’s LPG business, which exclusively operated in this segment, and the process of capturing new clients. Compared with 1Q12, sales volume increased by 5%, mainly as a result of seasonality between periods. In the semester, Ultragaz sales volume totaled 829 thousand tons, up 4% over 1H11.

Ultragaz – Sales Volume (000 tons)

Ipiranga – Ipiranga' sales volume totaled 5,709 thousand cubic meters in 2Q12, up 6% over 2Q11. In 2Q12, sales volume of fuels for light vehicles increased by 8%, due to the growth in the vehicle fleet and investments made in network expansion. The volume of diesel increased by 5% compared to 2Q11, due to investments to capture new clients and, to a lesser extent, the growth of the Brazilian economy. Compared with 1Q12, total sales increased by 5%, mainly due to seasonality between periods. In 1H12, Ipiranga’s sales volume totaled 11,156 thousand cubic meters, a growth of 8% over the volume of 1H11.

  Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume in 2Q12 totaled 185 thousand tons, up 21% over 2Q11. In the Brazilian market, sales volume grew by 28% (30 thousand tons), mainly as a consequence of higher sales of glycols and inventory adjustments to the lower level of the Brazilian economic growth by Oxiteno’s clients in that period. As a result of the weaker volume level in 2Q11 and of the growth in the main segments served by Oxiteno, sales of specialty chemicals in the domestic market increased by 6%. In the international market, sales volume increased by 6% (3 thousand tons), mainly due to higher sales of specialty chemicals. Compared with 1Q12, the sales volume was 1% lower (1 thousand ton), a reduction concentrated on the volume of glycols. The volume sold by Oxiteno in 1H12 totaled 372 thousand tons, a 20% growth over 1H11.

Oxiteno – Sales volume (000 tons)

Ultracargo – In 2Q12, Ultracargo’s average storage increased 1% compared to 2Q11, mainly due to higher exports of ethanol in the Santos terminal. Compared with 1Q12, the average storage increased by 9%, mainly due to higher product handling in the Suape terminal. In 1H12, Ultracargo’s terminals average storage increased by 3% compared with 1H11.

Ultracargo – Average storage (000 m³)

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services reached R$ 13,048 million in 2Q12, up 7% over 2Q11, as a result of the revenues growth in all businesses. Compared with 1Q12, Ultrapar’s net sales and services increased by 5%, due to the seasonality between periods. In the first half of 2012, Ultrapar’s net sales and services totaled R$ 25,450 million, up 11% over 1H11.

Net sales and services (R$ million)

Ultragaz – Ultragaz's net sales and services totaled R$ 973 million in 2Q12, a 3% increase over 2Q11, mainly due to the growth in sales volume. Compared with 1Q12, Ultragaz’s net sales and services increased by 6%, mainly due to higher seasonal volume. In 1H12, Ultragaz’s net sales and services totaled R$ 1,893 million, 4% growth over 1H11.

Ipiranga – Ipiranga's net sales and services totaled R$ 11,276 million in 2Q12, up 6% over 2Q11, mainly due to higher sales volume. Compared with 1Q12, Ipiranga’s net sales and services increased by 5%, in line with the seasonally higher volume. In 1H12, Ipiranga’s net sales and services totaled R$ 22,039 million, up 11% over 1H11.

Oxiteno – Oxiteno's net sales and services totaled R$ 724 million in 2Q12, a 26% increase over 2Q11, due to the 21% growth in sales volume and a 23% weaker Real, partially offset by 15% lower average dollar prices, mainly due to the extraordinarily favorable sales mix in 2Q11 and the increased share of glycols in 2Q12, with lower prices. Compared with 1Q12, net sales and services increased by 12%, mainly due to an 11% weaker Real. In 1H12, net sales and services totaled R$ 1,371 million, up 22% over 1H11.

Ultracargo – Ultracargo's net sales and services totaled R$ 74 million in 2Q12, up 9% over 2Q11, mainly due to the mix of handled products and contracts and tariff adjustments. Compared with 1Q12, net sales and services increased by 7%, due to the increase in average storage. In 1H12, Ultracargo’s net sales and services totaled R$ 143 million, up 10% over 1H11.

Cost of goods sold – Ultrapar’s cost of goods sold amounted to R$ 12,038 million in 2Q12, a 6% increase over 2Q11, due to the higher cost of products sold in all businesses. Compared with 1Q12, Ultrapar’s costs of goods sold increased by 5%, mainly due to seasonality between periods. In 1H12, Ultrapar’s costs of goods sold totaled R$ 23,535 million, up 10% over 1H11.

Ultragaz – Ultragaz’s cost of goods sold totaled R$ 835 million in 2Q12, up 4% over 2Q11, mainly as a result of higher sales volume, the effects of inflation and higher maintenance costs of plants. Compared with 1Q12, Ultragaz’s cost of goods sold increased by 5%, due to seasonally higher volume. In 1H12, Ultragaz’s cost of goods sold totaled R$ 1,629 million, up 6% over 1H11.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 10,614 million in 2Q12, up 5% over 2Q11, due to higher sales volume, partially offset by lower costs of ethanol. Compared with 1Q12, Ipiranga’s cost of goods sold increased by 5%, mainly due to seasonally higher volume. In 1H12, Ipiranga’s cost of goods sold totaled R$ 20,765 million, up 10% over 1H11.

Oxiteno – Oxiteno’s cost of goods sold in 2Q12 totaled R$ 560 million, up 27% over 2Q11, mainly due to 21% higher sales volume and a 23% weaker Real, partially offset by a reduction in unit variable costs in dollar. Compared with 1Q12, Oxiteno’s cost of goods sold increased by 6%, mainly due to the 11% weaker Real, partially offset by a 4% reduction in the unit variable costs in dollar. In 1H12, Oxiteno’s cost of goods sold totaled R$ 1,087 million, up 26% over 1H11.

Ultracargo – Ultracargo’s cost of services provided in 2Q12 amounted to R$ 30 million, a 3% increase over 2Q11, mainly due to higher depreciation resulting from recent capacity expansions. Compared with 1Q12, Ultracargo’s cost of services provided increased by 5%, mainly due to the increased volume of products handled. In 1H12, Ultracargo’s cost of services provided totaled R$ 58 million, up 5% over 1H11.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses totaled R$ 612 million in 2Q12, up 21% over 2Q11. Compared with 1Q12, Ultrapar’s sales, general and administrative expenses increased by 7%. In 1H12, Ultrapar’s sales, general and administrative expenses totaled R$ 1,187 million, up 18% over 1H11.

Ultragaz – Ultragaz’s sales, general and administrative expenses totaled R$ 106 million in 2Q12, up 14% over 2Q11, mainly due to (i) higher sales volume, (ii) the effects of inflation on personnel and freight expenses and (iii) higher expenses with marketing and sales campaigns, partially offset by lower variable compensation. Compared with 1Q12, Ultragaz’s sales, general and administrative expenses increased by 9%, mainly due to seasonally higher volume and higher expenses with marketing and sales campaigns. In 1H12, Ultragaz’s sales, general and administrative expenses totaled R$ 204 million, up 14% over 1H11.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 396 million in 2Q12, up 25% over 2Q11, mainly as a result of (i) increased sales volume, (ii) R$ 13 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast and North of Brazil, (iii) the effects of inflation on expenses, (iv) the expansion of the distribution network, (v) higher expenses with advertising and marketing and (vi) higher environmental expenses. Compared with 1Q12, Ipiranga’s sales, general and administrative expenses increased by 4%, mainly due to seasonally higher volume. In 1H12, Ipiranga’s sales, general and administrative expenses totaled R$ 776 million, up 21% over 1H11.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 97 million in 2Q12, a 25% increase over 2Q11, mainly due to (i) increased sales volume, (ii) the effects of inflation, (iii) higher variable compensation, in line with earnings progression, and (iv) expenses related to projects to expand the business. Compared with 1Q12, Oxiteno’s sales, general and administrative expenses increased by 14%, mainly as a result of higher expenses related to expansion projects and higher variable compensation. In 1H12, Oxiteno’s sales, general and administrative expenses totaled R$ 181 million, up 15% over 1H11.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 2Q12, up 2% over 2Q11, mainly due to higher expenses related to the company’s expansion projects. Compared with 1Q12, Ultracargo’s sales, general and administrative expenses increased by 1%, with the above-mentioned higher expenses related to projects offset by lower personnel costs. In 1H12, Ultracargo’s sales, general and administrative expenses totaled R$ 34 million, up 6% over 1H11.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 579 million in 2Q12, up 15% over 2Q11, as a result of the EBITDA growth in Ipiranga, Oxiteno and Ultracargo. Compared with 1Q12, Ultrapar’s EBITDA increased by 15%, due to the EBITDA growth in all businesses. In 1H12, Ultrapar’s EBITDA totaled R$ 1,081 million, up 11% over 1H11.

 EBITDA (R$ million)

Ultragaz - Ultragaz’s EBITDA amounted to R$ 65 million in 2Q12, an 18% reduction from 2Q11, mainly due to the effects of inflation on costs and expenses and higher expenses related to marketing and sales campaigns. Compared with 1Q12, the Ultragaz’s EBITDA increased by 5%, mainly due to the seasonally higher volume. In 1H12, Ultragaz’s EBITDA totaled R$ 126 million, a 17% reduction compared with 1H11.

Ipiranga - Ipiranga’s EBITDA amounted to R$ 375 million in 2Q12, up 22% over 2Q11, amount that includes the positive non-recurring effect of R$ 22 million from a material sale of land and R$ 13 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast, and North regions of Brazil. Excluding these effects, Ipiranga’s EBITDA would have totaled R$ 365 million in 2Q12, up 19% over 2Q11, equivalent to a unit EBITDA margin of R$ 64/m³, mainly due to the increased sales volume and the evolution of prices and costs of ethanol. Compared with 1Q12, Ipiranga’s EBITDA, excluding non-recurring items, increased by 4%, mainly due to the seasonally higher volume. In 1H12, Ipiranga’s EBITDA totaled R$ 711 million, up 20% over 1H11.

Oxiteno – Oxiteno’s EBITDA totaled R$ 98 million in 2Q12, or US$ 270/ton, up 22% over 2Q11, mainly due to higher sales volume and a 23% weaker Real, partially offset by the extraordinarily favorable sales mix in 2Q11 and lower prices of glycol in the international market in 2Q12. Compared with 1Q12, Oxiteno’s EBITDA increased by 53%, mainly due to the 11% weaker Real and a reduction in unit variable costs in dollar. In 1H12, the Oxiteno’s EBITDA totaled R$ 162 million, up 5% over 1H11.

Ultracargo – Ultracargo’s EBITDA totaled R$ 36 million in 2Q12, a 19% increase over 2Q11, mainly due to contractual tariff adjustments and an improved mix of products. Compared with 1Q12, Ultracargo’s EBITDA increased by 12%, due to increased average storage at its terminals. In 1H12, Ultracargo's EBITDA totaled R$ 69 million, up 17% over 1H11.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 2Q12 amounted to R$ 168 million, an 18% increase from 2Q11, as a result of higher investments made mainly in Ipiranga. Compared with 1Q12, Ultrapar’s depreciation and amortization costs and expenses increased by 3%. In 1H12, total depreciation and amortization costs and expenses amounted to R$ 330 million, up 18% over 1H11.

Financial results – Ultrapar reported R$ 85 million of net financial expense in 2Q12, R$ 15 million and R$ 22 million increase over the net financial expense in 2Q11 and 1Q12, respectively, mainly due to the effects of exchange rate fluctuations in the periods. At the end of 2Q12, net debt totaled R$ 3,158 million, corresponding to 1.5 times EBITDA for the last 12 months, compared with a ratio of 1.4 times in 2Q11 and 1.6 times in 1Q12. In 1H12, Ultrapar reported R$ 148 million of net financial expense, an R$ 11 million increase over the net financial expense in 1H11.

Net earnings – Ultrapar’s consolidated net earnings in 2Q12 amounted to R$ 234 million, up 9% and 22% over 2Q11 and 1Q12, respectively, mainly due to the EBITDA growth between the periods. In 1H12, Ultrapar’s reported net earnings totaled R$ 425 million, up 4% over 1H11.

Investments – Total investments, net of disposals and repayments, amounted to R$ 355 million in 2Q12, allocated as follows:

•	At Ultragaz, R$ 51 million were invested, directed mainly to new clients in the bulk segment and the replacement of LPG bottles.

•	At Ipiranga, R$ 211 million were invested, directed mainly to the expansion and maintenance of the service stations network and logistics infrastructure.

•	At Oxiteno, R$ 53 million were invested, directed mainly to the acquisition of assets for the production of specialty chemicals in the United States and the maintenance of its production facilities.

•
Ultracargo invested R$ 36 million, directed mainly to the expansion of 72 thousand m³ in the Santos and Aratu terminals, of which 12 thousand m³ were concluded in 1Q12 and 60 thousand m³ will start operations throughout 2012. The Board of Directors of Ultrapar approved today an additional investment budget of R$ 32 million for Ultracargo in 2012, mainly due to a revised scope of expansion projects.

R$ million	2Q12	1H12	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets1
Ultragaz	51	91
Ipiranga	212	342
Oxiteno	53	70
Ultracargo	36	66
Total – additions to fixed and intangible assets1	356	578
Financing to clients2 – Ipiranga	(0)	(19)
Acquisition (disposal) of equity interest	-	-
Total investments, net of disposals and repayments	355	559

1 Includes the consolidation of Serma
2 Financing to clients is included as working capital in the Cash Flow Statement

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 2Q12 was R$ 56 million, 69% higher than the daily average of R$ 33 million in 2Q11, considering the combined trading on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 2Q12 quoted at R$ 45.20/share on the BM&F&BOVESPA, with an accumulated appreciation of 13% in the quarter and 63% over the last 12 months. During the same periods, the Ibovespa index depreciated by 16% and 13% respectively. At the NYSE, Ultrapar’s shares appreciated by 5% in 2Q12 and 25% over the last 12 months, while the Dow Jones index depreciated by 3% in 2Q12 and appreciated by 4% over the last 12 months. Ultrapar closed 2Q12 with a market value of R$ 25 billion, up 63% over 2Q11.

Performance of UGPA3 vs. Ibovespa – 2Q12 (Base 100)	Average daily trading volume (R$ million)

Outlook

Despite facing a more challenging economic environment, we expect to continue the growth trajectory of our results, based on the resilience of our businesses, leverage on the economic growth and consistent planning and execution of our strategy. Ipiranga will continue its investment plan for 2012, benefiting from the growth of the vehicle fleet in Brazil and its expansion in the Midwest, Northeast and North regions of Brazil. Oxiteno will keep capturing benefits from the conclusion and maturation process of the investments in capacity expansion in Brazil in a more favorable exchange rate environment, in addition to focusing on the integration and implementation of its business plan in the United States and Uruguay. Ultracargo will complete in the second half of 2012 the expansions of the terminals in Santos and Aratu, aiming to meet the growing demand for liquid bulk storage in Brazil, and the acquisition of the liquid bulk terminal in Maranhão, strengthening its operating scale. At Ultragaz, the economic growth and investments made will continue to contribute to the increase in bulk LPG segment volume, together with the company's focus on managing costs and expenses. We will continue to be alert to acquisition opportunities in all our businesses, aiming at further growth and value creation of Ultrapar.

Forthcoming events

Conference call / Webcast: August 3rd, 2012

Ultrapar will be holding a conference call for analysts on August 3rd, 2012 to comment on the company's performance in the second quarter of 2012 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST) / 11:00 a.m. (Brazil)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST) / 12:30 p.m. (Brazil)
Participants in the US: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and market information

Financial focus	2Q12	2Q11	1Q12	1H12	1H11
EBITDA margin Ultrapar	4.4%	4.1%	4.0%	4.2%	4.2%
Net margin Ultrapar	1.8%	1.8%	1.5%	1.7%	1.8%
Focus on human resources	2Q12	2Q11	1Q12	1H12	1H11
Number of employees – Ultrapar	9,071	8,991	9,099	9,071	8,991
Number of employees – Ultragaz	4,022	4,091	4,089	4,022	4,091
Number of employees – Ipiranga	2,526	2,385	2,491	2,526	2,385
Number of employees – Oxiteno	1,582	1,612	1,590	1,582	1,612
Number of employees – Ultracargo	542	568	565	542	568
Focus on capital markets1	2Q12	2Q11	1Q12	1H12	1H11
Number of shares (000)	544,384	544,384	544,384	544,384	544,384
Market capitalization2 – R$ million	22,860	15,058	20,297	21,635	14,706
BM&FBOVESPA1	2Q12	2Q11	1Q12	1H12	1H11
Average daily volume (shares)	778,758	906,779	744,089	761,423	913,232
Average daily volume (R$ 000)	32,703	25,064	27,699	30,201	24,651
Average share price (R$/share)	42.0	27.6	37.2	39.7	27.0
NYSE1	2Q12	2Q11	1Q12	1H12	1H11
Quantity of ADRs3 (000 ADRs)	46,076	55,487	51,208	46,076	55,487
Average daily volume (ADRs)	549,929	289,999	464,978	507,108	306,813
Average daily volume (US$ 000)	11,826	5,090	9,795	10,802	5,119
Average share price (US$/ADR)	21.5	17.6	21.1	21.3	16.7
Total1	2Q12	2Q11	1Q12	1H12	1H11
Average daily volume (shares)	1,328,687	1,196,778	1,209,067	1,268,532	1,220,045
Average daily volume (R$ 000)	55,795	33,104	45,079	50,413	32,957

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 20, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Information retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.
2	Calculated based on the weighted average price in the period.
3	1 ADR = 1 common share

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - IFRS

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2012	2011	2012
ASSETS
Cash and financial investments	2,344.8	2,721.5	2,233.1
Trade accounts receivable	2,184.3	1,811.0	2,068.3
Inventories	1,314.4	1,330.9	1,319.0
Taxes	406.5	368.2	438.4
Other	80.1	62.6	84.8
Total Current Assets	6,330.1	6,294.3	6,143.6
Investments	15.5	15.3	15.4
Property, plant and equipment and intangibles	6,066.6	5,518.0	5,876.1
Financial investments	125.2	7.8	73.8
Trade accounts receivable	112.0	108.4	116.0
Deferred income tax	501.8	554.9	512.5
Escrow deposits	507.5	417.2	484.8
Other	197.8	157.8	180.4
Total Non-Current Assets	7,526.4	6,779.5	7,259.0
TOTAL ASSETS	13,856.4	13,073.8	13,402.7
LIABILITIES
Loans, financing and debenturers	1,954.4	1,388.6	1,662.7
Suppliers	974.0	787.0	885.7
Payroll and related charges	191.1	211.7	213.3
Taxes	160.4	229.5	170.6
Other	126.3	109.8	124.1
Total Current Liabilities	3,406.2	2,726.5	3,056.4
Loans, financing and debenturers	3,673.7	4,038.4	3,832.9
Provision for contingencies	534.6	517.0	528.2
Post-retirement benefits	106.2	92.4	102.0
Other	249.8	181.5	235.8
Total Non-Current Liabilities	4,564.3	4,829.4	4,698.9
TOTAL LIABILITIES	7,970.5	7,555.9	7,755.3
STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Reserves	1,854.8	1,528.9	1,854.4
Treasury shares	(119.9)	(120.0)	(118.2)
Others	427.9	386.7	186.8
Non-controlling interest	26.4	25.4	27.6
Total shareholders’ equity	5,885.9	5,517.9	5,647.4
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	13,856.4	13,073.8	13,402.7
Cash and financial investments	2,470.0	2,729.3	2,306.9
Debt	(5,628.1)	(5,427.0)	(5,495.6)
Net cash (debt)	(3,158.1)	(2,697.7)	(3,188.7)

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2012	2011	2012	2012	2011
Net sales and services	13,048.2	12,187.5	12,401.4	25,449.6	22,993.6
Cost of sales and services	(12,038.0)	(11,335.3)	(11,497.0)	(23,534.9)	(21,315.6)
Gross profit	1,010.3	852.2	904.4	1,914.7	1,677.9
Operating expenses
Selling	(393.4)	(314.7)	(377.4)	(770.8)	(625.0)
General and administrative	(218.9)	(189.5)	(197.1)	(416.0)	(382.2)
Other operating income (expenses), net	13.5	12.5	9.5	23.1	21.1
Income from sale of assets	(2.7)	3.4	(1.5)	(4.2)	6.1
Operating income	408.8	363.9	338.0	746.7	697.9
Financial results
Financial income	54.6	79.7	66.3	120.9	165.4
Financial expenses	(139.5)	(149.8)	(129.2)	(268.6)	(301.9)
Equity in earnings (losses) of affiliates	0.2	(0.2)	(0.0)	0.2	(0.0)
Income before income and social contribution taxes	324.1	293.6	275.1	599.1	561.3
Provision for income and social contribution taxes
Current	(68.4)	(69.5)	(78.8)	(147.2)	(130.6)
Deferred	(29.7)	(15.9)	(13.5)	(43.3)	(36.3)
Benefit of tax holidays	8.1	6.5	8.7	16.8	14.4
Net Income	234.0	214.7	191.4	425.4	408.9
Net income attributable to:
Shareholders of Ultrapar	232.5	212.6	190.0	422.6	405.6
Non-controlling shareholders of the subsidiaries	1.5	2.1	1.4	2.9	3.3
EBITDA	579.0	502.9	501.6	1,080.6	970.0
Depreciation and amortization	167.5	142.3	162.1	329.6	278.2
Total investments, net of disposals and repayments	355.4	256.8	203.8	559.3	470.7
RATIOS
Earnings per share - R$	0.43	0.40	0.35	0.79	0.76
Net debt / Stockholders' equity	0.54	0.49	0.56	0.54	0.49
Net debt / LTM EBITDA	1.49	1.42	1.56	1.49	1.42
Net interest expense / EBITDA	0.15	0.14	0.13	0.14	0.14
Gross margin	7.7%	7.0%	7.3%	7.5%	7.3%
Operating margin	3.1%	3.0%	2.7%	2.9%	3.0%
EBITDA margin	4.4%	4.1%	4.0%	4.2%	4.2%

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - IFRS

	JAN - JUN
	2012	2011
Cash Flows from operating activities	811.0	481.8
Net income	425.4	408.9
Depreciation and amortization	329.6	278.2
Working capital	(251.3)	(417.2)
Financial expenses (A)	334.5	255.2
Deferred income and social contribution taxes	43.3	36.3
Income from sale of assets	4.2	(6.1)
Cash paid for income and social contribution taxes (B)	(54.7)	(44.2)
Other (B)	(20.2)	(29.3)
Cash Flows from investing activities	(578.1)	(460.3)
Additions to fixed and intangible assets, net of disposals	(578.1)	(434.8)
Acquisition and sale of equity investments	-	(25.5)
Cash Flows from (used in) financing activities	(545.2)	(512.6)
Debt raising	1,581.1	621.8
Amortization of debt	(1,637.0)	(766.5)
Interest paid	(209.7)	(112.7)
Payment of financial lease	(2.3)	(4.3)
Related parties	(0.8)	-
Dividends paid (C)	(276.4)	(251.0)
Net increase (decrease) in cash and cash equivalents	(312.3)	(491.1)
Cash and cash equivalents at the beginning of the period (D)	2,782.3	3,220.4
Cash and cash equivalents at the end of the period (D)	2,470.0	2,729.3

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes long term financial investments.

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

		QUARTERS ENDED IN
	JUN	JUN	MAR
	2012	2011	2012
OPERATING ASSETS
Trade accounts receivable	204.3	171.9	194.3
Trade accounts receivable - noncurrent portion	26.3	28.0	26.8
Inventories	44.9	52.6	47.9
Taxes	26.2	15.8	24.4
Escrow deposits	121.4	105.0	116.4
Other	32.9	27.0	27.0
Property, plant and equipment and intangibles	731.7	652.5	715.8
TOTAL OPERATING ASSETS	1,187.8	1,052.8	1,152.6

OPERATING LIABILITIES
Suppliers	51.4	39.4	30.8
Payroll and related charges	66.7	70.3	64.1
Taxes	5.0	7.0	4.3
Provision for contingencies	67.9	48.0	66.3
Other accounts payable	11.7	8.6	11.2
TOTAL OPERATING LIABILITIES	202.7	173.4	176.8

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2012	2011	2012	2012	2011
Net sales	972.7	945.5	920.4	1,893.2	1,811.9
Cost of sales and services	(835.3)	(801.9)	(793.7)	(1,629.0)	(1,537.9)
Gross profit	137.4	143.5	126.8	264.2	274.0
Operating expenses
Selling	(77.4)	(63.4)	(67.7)	(145.1)	(122.8)
General and administrative	(28.6)	(29.8)	(29.9)	(58.5)	(55.3)
Other operating income (expenses), net	0.2	(0.1)	0.1	0.3	(0.4)
Operating income1	31.6	50.3	29.3	60.9	95.5
EBITDA	64.6	79.0	61.7	126.3	151.5
Depreciation and amortization	33.0	28.7	32.5	65.4	56.0
RATIOS
Gross margin (R$/ton)	323	345	314	319	343
Operating margin1 (R$/ton)	74	121	72	73	120
EBITDA margin (R$/ton)	152	190	153	152	190

1 Before income from sale of assets

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

		QUARTERS ENDED IN
	JUN	JUN	MAR
	2012	2011	2012
OPERATING ASSETS
Trade accounts receivable	1,535.6	1,244.7	1,476.6
Trade accounts receivable - noncurrent portion	85.4	80.1	88.9
Inventories	811.4	794.4	813.0
Taxes	158.5	143.6	187.5
Other	186.9	134.4	184.1
Property, plant and equipment and intangibles	2,634.1	2,302.9	2,515.9
TOTAL OPERATING ASSETS	5,412.0	4,700.0	5,266.0
OPERATING LIABILITIES
Suppliers	776.2	643.1	732.1
Payroll and related charges	59.8	68.5	74.4
Post-retirement benefits	92.5	86.0	90.6
Taxes	68.5	107.5	85.7
Provision for contingencies	168.6	209.4	164.2
Other accounts payable	169.5	133.6	163.1
TOTAL OPERATING LIABILITIES	1,335.0	1,248.0	1,310.2

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2012	2011	2012	2012	2011
Net sales	11,275.7	10,602.0	10,763.8	22,039.5	19,935.3
Cost of sales and services	(10,614.1)	(10,065.3)	(10,151.2)	(20,765.3)	(18,873.9)
Gross profit	661.6	536.6	612.6	1,274.2	1,061.4
Operating expenses
Selling	(268.3)	(212.7)	(263.6)	(531.9)	(425.7)
General and administrative	(127.7)	(105.2)	(116.2)	(243.9)	(213.2)
Other operating income (expenses), net	15.8	12.3	14.9	30.8	20.6
Operating income1	281.4	231.1	247.7	529.1	443.2
EBITDA	374.5	308.2	336.8	711.3	594.7
Depreciation and amortization	93.1	77.1	89.1	182.2	151.5
RATIOS
Gross margin (R$/m3)	116	99	112	114	103
Operating margin1 (R$/m3)	49	43	45	47	43
EBITDA margin (R$/m3)	66	57	62	64	58

1Includes a positive effect of R$ 22 million related to the sale of a material land in 2Q12, with R$ 26 million recorded as revenue and R$ 4 million as cost
2Before income from sale of assets

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

		QUARTERS ENDED IN
	JUN	JUN	MAR
	2012	2011	2012
OPERATING ASSETS
Trade accounts receivable	423.0	372.8	379.2
Inventories	450.5	475.8	449.8
Taxes	145.8	124.6	138.1
Other	93.9	76.9	97.6
Property, plant and equipment and intangibles	1,568.7	1,551.9	1,544.1
TOTAL OPERATING ASSETS	2,682.0	2,602.1	2,608.7
OPERATING LIABILITIES
Suppliers	132.1	95.1	105.1
Payroll and related charges	50.6	55.4	51.0
Taxes	28.9	25.1	23.9
Provision for contingencies	88.7	72.7	87.5
Other accounts payable	12.6	6.6	12.2
TOTAL OPERATING LIABILITIES	312.9	254.9	279.7

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2012	2011	2012	2012	2011
Net sales	724.4	574.0	646.7	1,371.1	1,122.3
Cost of goods sold
Variable	(472.9)	(364.3)	(444.8)	(917.6)	(707.4)
Fixed	(59.2)	(54.0)	(54.7)	(113.9)	(106.3)
Depreciation and amortization	(28.1)	(24.4)	(27.2)	(55.3)	(46.7)
Gross profit	164.2	131.4	120.0	284.3	261.9
Operating expenses
Selling	(45.5)	(37.3)	(44.0)	(89.5)	(73.0)
General and administrative	(51.3)	(39.9)	(40.5)	(91.9)	(84.1)
Other operating income (expenses), net	0.2	(0.6)	(0.5)	(0.3)	(1.4)
Operating income1	67.7	53.5	34.9	102.6	103.3
EBITDA	98.2	80.2	64.3	162.5	154.7
Depreciation and amortization	30.5	26.7	29.4	59.9	51.4
RATIOS
Gross margin (R$/ton)	887	860	644	765	847
Operating margin1 (R$/ton)	365	350	187	276	334
EBITDA margin (R$/ton)	530	525	345	437	501

1 Before income from sale of assets

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais - IFRS

		QUARTERS ENDED IN
	JUN	JUN	MAR
	2012	2011	2012
OPERATING ASSETS
Trade accounts receivable	20.9	20.7	17.5
Inventories	2.0	1.4	1.8
Taxes	7.3	6.9	7.0
Other	11.2	14.4	12.2
Property, plant and equipment and intangibles	810.6	700.8	781.7
TOTAL OPERATING ASSETS	852.0	744.3	820.2
OPERATING LIABILITIES
Suppliers	11.6	14.0	14.5
Payroll and related charges	12.9	14.2	20.2
Taxes	4.5	4.2	3.8
Provision for contingencies	10.0	13.1	12.8
Other accounts payable¹	42.2	39.8	45.6
TOTAL OPERATING LIABILITIES	81.3	85.3	97.1

¹ Includes the long term obligations with clients account

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2012	2011	2012	2012	2011
Net sales	74.0	67.9	69.3	143.3	129.9
Cost of sales and services	(29.7)	(28.7)	(28.3)	(58.0)	(55.1)
Gross profit	44.3	39.2	41.1	85.3	74.8
Operating expenses
Selling	(2.0)	(1.1)	(1.8)	(3.8)	(2.9)
General and administrative	(15.1)	(15.7)	(15.2)	(30.3)	(29.3)
Other operating income (expenses), net	1.1	1.0	0.6	1.6	2.3
Operating income1	28.2	23.4	24.6	52.8	44.8
EBITDA	36.5	30.6	32.7	69.1	59.0
Depreciation and amortization	8.3	7.1	8.0	16.3	14.2
RATIOS
Gross margin	60%	58%	59%	60%	58%
Operating margin1	38%	34%	36%	37%	35%
EBITDA margin	49%	45%	47%	48%	45%

1 Before income from sale of assets

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2012	2011	2012	2012	2011
Net sales
Ultrapar	6,645.9	7,637.9	7,015.2	13,641.7	14,093.5
Ultragaz	495. 4	592.5	520.7	1,014.8	1,110.6
Ipiranga	5,743.1	6,644.2	6,088.8	11,813.8	12,219.0
Oxiteno	368. 9	359.7	365.8	734.9	687.9
Ultracargo	37. 7	42.6	39.2	76.8	79.6
EBITDA
Ultrapar	294.9	315.1	283.7	579.2	594.6
Ultragaz	32. 9	49.5	34.9	67.7	92.9
Ipiranga	190.8	193.1	190.5	381.3	364.5
Oxiteno	50. 0	50.3	36.4	87.1	94.8
Ultracargo	18.6	19.1	18.5	37.0	36.2
Operating income
Ultrapar	208. 2	228.1	191.2	400.3	427.8
Ultragaz1	16.1	31.5	16.5	32.6	58.5
Ipiranga1	143. 3	144.8	140.1	283.6	271.6
Oxiteno1	34.5	33.5	19.8	55.0	63.3
Ultracargo1	14. 4	14.7	13.9	28.3	27.5
EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	7%	8%	7%	7%	8%
Ipiranga	3%	3%	3%	3%	3%
Oxiteno	14%	14%	10%	12%	14%
Ultracargo	49%	45%	47%	48%	45%
EBITDA margin / volume
Ultragaz (US$/ton)	77	119	86	82	116
Ipiranga (US$/m3)	33	36	35	34	35
Oxiteno (US$/ton)	270	329	195	234	307
Net income
Ultrapar	119.2	134.6	108.3	228.0	250.6
Net income / share (US$)	0.22	0.25	0.20	0.42	0.46

1 Before income from sale of assets

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in June/2012
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/	Weighted average interest
							Currency	rate (% p.y.) ¹	Maturity
Foreign Currency

Notes	502.9	-	-	-	-	502.9	US$	7.2	2015
Advances on foreign exchange contracts	-	121.4	-	-	-	121.4	US$	2.2	< 356 days
Foreign loan	-	120.7	-	-	-	120.7	US$ + LIBOR	1.0	2014
BNDES	24.1	36.5	0.1	10.2	-	70.8	US$	5.5	2012 to 2018
Foreign currency advances delivered	-	50.8	-	-	-	50.8	US$	1.6	< 111 days
Financial institutions	-	41.4	-	-	-	41.4	US$	2.4	2017
Financial institutions	-	36.9	-	-	-	36.9	Bs	12.6	2012 to 2014
Financial institutions	-	34.7	-	-	-	34.7	MX$ + TIIE	1.4	2014 to 2016
Import Financing (FINIMP)	-	-	1.0	-	-	1.0	US$	7.0	2012
BNDES	-	-	-	-	0.3	0.3	UMBNDES	6.9	2016

Subtotal	526.9	442.3	1.1	10.2	0.3	980.8
Check
Local Currency

Banco do Brasil fixed rate ²	-	-	-	1,857.5	-	1,857.5	R$	11.9	2013 to 2015
Debentures - 4th issuance	-	-	-	-	811.9	811.9	CDI	108.2	2015
BNDES	226.8	284.2	143.5	123.9	1.2	779.5	TJLP	2.8	2012 to 2019
Banco do Brasil floating rate	-	-	-	643.5	-	643.5	CDI	101.4	2014
Debentures - 3rd issuance	-	-	-	-	211.2	211.2	CDI	108.5	2012
Loan - MaxFácil	-	-	-	90.3	-	90.3	CDI	100.0	2012
Banco do Nordeste do Brasil	-	79.5	-	-	-	79.5	R$	8.5	2018
BNDES	8.2	14.4	2.2	27.5	0.4	52.7	R$	5.8	2015 to 2021
Financial leasing	43.1	-	-	-	-	43.1	IGPM	5.6	2031
Research and projects financing (FINEP)	-	34.1	-	-	-	34.1	TJLP	0.4	2013 to 2014
Debentures - RPR	-	-	-	-	20.1	20.1	CDI	118.0	2014
Research and projects financing (FINEP)	-	5.7	-	5.2	-	10.9	R$	4.0	2019 to 2021
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	1.3	-	1.3	TJLP	2.8	2012 to 2013
Financial leasing fixed rate	-	-	-	0.2	0.7	0.9	R$	14.7	2012 to 2014

Subtotal	278.1	417.7	145.7	2,749.4	1,045.5	4,636.4
Check
Unrealized losses on swaps transactions	-	10.9	-	-	-	10.9

Total	805.0	871.0	146.7	2,759.6	1,045.8	5,628.1
Check
Composition per annum

Up to 1 year	111.5	391.5	36.8	1,176.8	237.8	1,954.4
From 1 to 2 years	50.5	238.7	31.6	1,080.8	5.4	1,407.0
From 2 to 3 years	43.5	78.7	28.7	446.0	801.8	1,398.6
From 3 to 4 years	539.6	57.4	22.8	29.4	0.4	649.7
From 4 to 5 years	23.1	73.3	18.1	19.6	0.2	134.3
Thereafter	36.8	31.3	8.7	7.1	0.2	84.1

Total	805.0	871.0	146.7	2,759.6	1,045.8	5,628.1

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / Bs = Bolivar Forte from Venezuela / UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of June 2012, 97% of this composition reflected the U.S. dollar / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On June 30, 2012, TJLP was fixed at 6% p.a. / IGPM = General Index of Market Prices

	Balance in June/2012
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	753.5	580.3	167.1	684.9	284.3	2,470.0

¹ Some loans have hedging against foreign currency exposure and interest rate (see note 22 to financial statements).
² For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (08/2012)

Date, Time and Location:
August 1st, 2012, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
(i) Members of the Board of Directors, and (ii) member of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.	After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

2.
“Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the current fiscal year, to approve the dividends distribution, to be deducted from the net income account of the current year, in the total amount of R$ 273,391,844.40 (two hundred seventy-three million, three hundred ninety-one thousand, eight hundred forty-four Reais and forty cents). Holders of common shares are entitled to receive R$ 0.51 (fifty one cents of Real) per share, excluding the shares held in treasury at this date.

3.
To establish that dividends declared herein will be paid from August 17th, 2012 onwards, without remuneration or monetary adjustment. The record date for receiving the approved dividends will be August 8th, 2012 in Brazil and August 13th, 2012 in the United States of America.

4.	The members of the Board of Directors were updated on the strategic and expansion projects of the Company’s subsidiaries.

5.	The Board members analyzed and approved the additional investment budget for 2012 of R$32 million allocated to Ultracargo, the Company’s storage business.

6.
The Board members analyzed and approved, in line with the Ultrapar’s Investment Approval Policy, the proposal for investments in two storage terminals by Ipiranga, the Company’s fuel distribution business according to the proposal presented by the Board of Executive Officers.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

 (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 1st, 2012)

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all Board members and member of the Fiscal Council present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Luiz Carlos Teixeira

Member of the Fiscal Council:

Flavio Cesar Maia Luz

Item 4

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at a meeting held on August 1st, 2012, approved the distribution of dividends, payable from the net earnings account for the fiscal year 2012, in the amount of R$ 273,391,844.40 (two hundred seventy-three million, three hundred ninety-one thousand, eight hundred forty-four Reais and forty cents), to be paid from August 17th, 2012 onwards, without remuneration or monetary adjustment.

Holders of shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.51 per share.

The record date to establish the right to receive the dividend will be August 8th, 2012 in Brazil, and August 13th, 2012 in the United States of America. Therefore, from August 9th, 2012 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, August 1st, 2012.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2012
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Six Months Ended June 30, 2Q12 Earnings Release, Minutes of Board of Directors, Notice to shareholders)